Filed by Bristol-Myers Squibb Company
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934
Form S-4 File No.: 333-229464
Subject Company: Celgene Corporation
SEC File No.: 001-34912

Explanatory Note: The following slides were used by Bristol-Myers Squibb Company at an investor presentation on March 19, 2019.

   Transaction Update  INVESTOR PRESENTATIONMARCH 19, 2019

 Important Information For Investors And Stockholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction between Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) and Celgene Corporation (“Celgene”), on February 1, 2019, Bristol-Myers Squibb filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended on February 1, 2019 and February 20, 2019, containing a joint proxy statement of Bristol-Myers Squibb and Celgene that also constitutes a prospectus of Bristol-Myers Squibb. The registration statement was declared effective by the SEC on February 22, 2019, and Bristol-Myers Squibb and Celgene commenced mailing the definitive joint proxy statement/prospectus to stockholders of Bristol-Myers Squibb and Celgene on or about February 22, 2019. INVESTORS AND SECURITY HOLDERS OF Bristol-Myers Squibb and Celgene ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Bristol-Myers Squibb or Celgene through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Bristol-Myers Squibb are available free of charge on Bristol-Myers Squibb’s internet website at http://www.bms.com under the tab, “Investors” and under the heading “Financial Reporting” and subheading “SEC Filings” or by contacting Bristol-Myers Squibb’s Investor Relations Department through https://www.bms.com/investors/investor-contacts.html.  Copies of the documents filed with the SEC by Celgene are available free of charge on Celgene’s internet website at http://www.celgene.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings” or by contacting Celgene’s Investor Relations Department at ir@celgene.com.  Certain Information Regarding ParticipantsBristol-Myers Squibb, Celgene, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Bristol-Myers Squibb is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 25, 2019, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 22, 2018, and its Current Report on Form 8-K, which was filed with the SEC on August 28, 2018. Information about the directors and executive officers of Celgene is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 26, 2019, as amended on March 1, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Bristol-Myers Squibb and Celgene filed with the SEC and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Bristol-Myers Squibb or Celgene as described above.

 Cautionary Statement Regarding Forward-Looking StatementsThis communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control.Statements in this communication regarding Bristol-Myers Squibb, Celgene and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Bristol-Myers Squibb’s and Celgene’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation, accretion to cash earnings per share, capital structure, debt repayment, and credit ratings following the closing of the proposed transaction, Bristol-Myers Squibb’s ability and intent to conduct a share repurchase program and declare future dividend payments, the combined company’s pipeline, intellectual property protection and R&D spend, the timing and probability of a payment pursuant to the contingent value right consideration, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control. These factors include, among other things, effects of the continuing implementation of governmental laws and regulations related to Medicare, Medicaid, Medicaid managed care organizations and entities under the Public Health Service 340B program, pharmaceutical rebates and reimbursement, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter. These factors also include the combined company’s ability to execute successfully its strategic plans, including its business development strategy, the expiration of patents or data protection on certain products, including assumptions about the combined company’s ability to retain patent exclusivity of certain products, the impact and result of governmental investigations, the combined company’s ability to obtain necessary regulatory approvals or obtaining these without delay, the risk that the combined company’s products prove to be commercially successful or that contractual milestones will be achieved. Similarly, there are uncertainties relating to a number of other important factors, including: results of clinical trials and preclinical studies, including subsequent analysis of existing data and new data received from ongoing and future studies; the content and timing of decisions made by the U.S. FDA and other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies; the ability to enroll patients in planned clinical trials; unplanned cash requirements and expenditures; competitive factors; the ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates; the ability to maintain key collaborations; and general economic and market conditions. Additional information concerning these risks, uncertainties and assumptions can be found in Bristol-Myers Squibb’s and Celgene’s respective filings with the SEC, including the risk factors discussed in Bristol-Myers Squibb’s and Celgene’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.It should also be noted that projected financial information for the combined businesses of Bristol-Myers Squibb and Celgene is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Bristol-Myers Squibb or Celgene. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Bristol-Myers Squibb is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Bristol-Myers Squibb is unable to promptly and effectively integrate Celgene’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company decline following the proposed acquisition; legal proceedings are instituted against Bristol-Myers Squibb, Celgene or the combined company; Bristol-Myers Squibb, Celgene or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Bristol-Myers Squibb and Celgene or on Bristol-Myers Squibb’s and Celgene’s operating results. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Bristol-Myers Squibb or Celgene. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Bristol-Myers Squibb or Celgene, Bristol-Myers Squibb’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on Bristol-Myers Squibb’s and Celgene’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. You also should understand that it is not possible to predict or identify all such factors and that this list should not be considered a complete statement of all potential risks and uncertainties. Investors also should realize that if underlying assumptions prove inaccurate or if unknown risks or uncertainties materialize, actual results could vary materially from Bristol-Myers Squibb’s or Celgene’s projections. Except as otherwise required by law, neither Bristol-Myers Squibb nor Celgene is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements included in this communication or elsewhere, whether written or oral, that may be made from time to time relating to any of the matters discussed in this communication, whether as a result of new information, future events or otherwise, as of any future date.This communication contains non-GAAP financial measures that are adjusted to exclude certain costs, expenses, gains and losses and other specified items that are evaluated on an individual basis. Non-GAAP information is intended to portray the results of our baseline performance, supplement or enhance management, analysts and investors overall understanding of our underlying financial performance and facilitate comparisons among current, past and future periods. This information is not intended to be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP and may not be the same as or comparable to similarly titled measures presented by other companies due to possible differences in method and in the items being adjusted.

1 The Celgene Acquisition: A Financially and Strategically Compelling Transaction

>40% Accretion to EPS in first full year (and accretive every year through 2025)

~10% Accretive to DCF value per share

~11% IRR, well above ~8% cost of capital

$2.5Bn Run-rate cost synergies in year 3

>$45Bn Free cash flow in first three years

<1.5x Debt/EBITDA by 2023

A3/A Credit rating provides future flexibility

Enhanced product leadership and pipeline

- #1 in oncology, #1 in cardiovascular, top 5 in immunology and inflammation
- 9 current products over $1Bn in annual sales; 6 near-term product launches; robust early-stage pipeline

Attractive value

- Approximately $55 billion from marketed products
- Greater than $20 billion from synergies
- Implies the Celgene pipeline was acquired for a highly attractive price when compared to the aggregate purchase price of $90 billion

Ideal timing

- Trading ratio at 2-year lows
- Celgene P/E near an all-time low when deal was announced
- Bought at low point in biotech stock market prices

Sustainable financial strength

- Sales and earnings growth every year through 2025
- 800bps accretive to operating margin even before synergies

Source: SEC filings

4

Bristol-Myers Squibb

1. The Celgene Acquisition: A Financially and Strategically Compelling Transaction

We Expect to Create Significant Value

- **More than 80%** of transaction cost supported by value of currently marketed products and synergies
- Value of currently marketed products reflects **more conservative assumptions** than Street analyst consensus, primarily driven by Revlimid
  - Street estimates for currently marketed products **would imply value of ~$70Bn**
- Implied cost of pipeline highly attractive given **5 late-stage pipeline assets** ("Big 5"), **>20 Phase 1/2 assets and leading cell therapy and protein homeostasis platforms**

Celgene Components of Value

In $Bn



>80% of Transaction Cost
~$55
>$20
~$45
~$30
Significant value creation expected
<$15
Implied cost to break-even
~$120
$90Bn Transaction Cost
Currently marketed products
Synergy value
Value of "Big 5", early pipeline and platform
Mid-point DCF value (including synergies)

Other Pipeline Acquisition Benchmarks

- **>$45Bn:** Precedent biopharma acquisition multiples (9.8x[2] median transaction multiple x ~$5Bn[3] '23E Street pipeline sales estimate)
- **~$38Bn-$48Bn:** Trading comps at standard biotech premiums (4-5x[3] trading multiple x ~$5Bn '23E Street pipeline sales estimate x 91%[4] median premium)

Source: SEC filings, Capital IQ
1. Equity purchase price plus net debt
2. Precedent takeover year 5 sales multiples – see page 8
3. Current biotech trading comp valuations – see page 33
4. Median premium for biotech transaction >$2Bn 2018TD – see page 8

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Bristol-Myers Squibb

1. The Celgene Acquisition: A Financially and Strategically Compelling Transaction

Analysis, Including DCF, Based on Conservative, Risk-Adjusted Projections for Celgene

- Conducted extensive due diligence on Revlimid IP estate
- Modeled base commercial assumptions more conservatively than both Street consensus and Celgene management projections, primarily driven by Revlimid
- Evaluated range of scenarios including early-at-risk launch, which remains low probability
- Transaction creates value to BMS shareholders across all scenarios evaluated
- Estimates include pipeline contribution on risk adjusted basis

2019E – 2023E Celgene Projected Revenue – Conservative BMS Projections Relative to the Street and Celgene's Forecast


Revenue, $Bn
$25.0
$22.5
$20.0
$17.5
$15.0
$12.5
2019E
2020E
2021E
2022E
2023E
$17.3
$17.0
$16.8
$19.8
$19.0
$18.9
$22.8
$21.7
$21.6
$23.3
$22.7
$19.9
$22.8
$22.5
$19.5
BMS Projections for Celgene
Celgene Blended Mgmt. Case
Consensus[1]

Source: Capital IQ, SEC filings
1. Capital IQ median as of 01/02/2019

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Bristol-Myers Squibb

1. The Celgene Acquisition: A Financially and Strategically Compelling Transaction

Positive Revlimid Patent Decisions Post-Announcement Further De-Risk Our Forecast

Key Recent Decisions

- Recent US Patent and Trademark Office (USPTO) decisions declining to institute inter partes reviews (IPRs) challenges on Revlimid patents further de-risks our Revlimid forecast

1. On February 11, 2019, the USPTO denied requests by Dr. Reddy's Laboratories to institute inter partes reviews of Celgene's 3 Revlimid MDS patents
2. On March 14, 2019, the USPTO denied petition by Alvogen to institute inter partes reviews of Celgene's Revlimid patents related to dosing for multiple myeloma

Selected Research Analyst Commentary

- "This morning, Alvogen's IPR filing against CELG's 7,968,569 patent covering Revlimid's dosing for MM **(the last of these IPRs)** was just rejected by PTAB, as we had expected **- essentially securing the 2023 backstop for Revlimid exclusivity…"** — RBC, March 14th
- "We continue to see a broad settlement between CELG and generic manufacturers **as the most likely outcome**…" — GUGGENHEIM, March 14th
- "…we now believe a surprise early introduction of **multiple Revlimid generics is unlikely until after the 2023 multiple myeloma patents expire."**
- "While this same patent is being tried in an ongoing litigation case**, the IPR dismissal does remove one scenario in which unencumbered generic Revlimid could enter the market earlier than expected."** — William Blair, March 14th

7

Bristol-Myers Squibb

1. The Celgene Acquisition: A Financially and Strategically Compelling Transaction

Celgene Provides a 'String-of-Pearls' in One Transaction and at an Attractive Valuation

- Traditional 'string-of-pearls' strategy **difficult, longer to execute and requires significant premiums**
- Requires successfully identifying and winning **multiple potentially competitive processes**
- Street estimates for **Celgene pipeline revenue in FY5 (2023) of approximately $5Bn**

Public Biopharma Acquisitions from 2018 to Current (Enterprise Value $2Bn-$20Bn)

Premium to Unaffected


Median: 91%
182%
122%
112%
91%
88%
68%
64%
GSK / Tesaro
Roche / Spark
Sanofi / Ablynx
Celgene / Juno
Novartis / AveXis
Eli Lilly / Loxo
Sanofi / Bioverativ

Implied Enterprise Value / Fiscal Year 5 Revenue Multiple


Median: 9.8x
12.6x
11.3x
11.2x
9.8x
6.5x
5.9x
5.5x
Roche / Spark
Eli Lilly / Loxo
Sanofi / Ablynx
Novartis / AveXis
Celgene / Juno
Sanofi / Bioverativ
GSK / Tesaro

Source: Capital IQ, SEC filings

8

Bristol-Myers Squibb

1. The Celgene Acquisition: A Financially and Strategically Compelling Transaction

Near-Term Performance Relatively De-Risked

- **Combined company growth to be driven by existing key market-leading franchises**
  - Conservative BMS forecast for Celgene below Street consensus and Celgene management projections
- **Celgene's "Big 5" near-term launches significantly de-risked**

	Phase 3 / Pivotal Complete
ozanimod	✓
luspatercept	✓
fedratinib	✓
liso-cel (JCAR017)	US Submission 2H:19
bb2121	Potential Approval 2H:20

- **Combined portfolio of >40 Phase 1 & 2 programs with potential to launch in the 2023+ timeframe**

2019E – 2023E BMS Revenue Projections for Combined Company [1]


$Bn
41.3
44.2
47.5
48.5
51.4
2019E
2020E
2021E
2022E
2023E
Celgene Pipeline as % of BMS + Celgene Revenue
~0%
~0-5%
<5%
<10%
~10-15%
Celgene Revenue
Bristol-Myers Squibb Revenue

Source: SEC Filings
1. BMS Projections for Bristol-Myers and Celgene

9

Bristol-Myers Squibb

1. The Celgene Acquisition: A Financially and Strategically Compelling Transaction

The Acquired Portfolio Strengthens Our Strategic Position

Bolsters Leading Franchises and Pipeline	• #1 in oncology; #1 in cardiovascular; Top 5 in immunology and inflammation • Premier commercial hematology business • 9 current products > $1Bn in annual sales • Adds "Big 5" pipeline of first-in-class or best-in-class assets • Adds robust early-stage pipeline with Phase 1 / 2 programs to support next wave of launches
Creates Stronger Company	• Sales and earnings increase every year through 2025 • Meaningfully enhanced margin profile – standalone operating margin of 28% to pro forma margin of 36% / 43% (excluding / including synergies) • Strong balance sheet enabling pursuit of future innovation
Enhances Diversification	• More diversified and younger portfolio with 6 combined potential product launches in next 24 months • Significantly reduced concentration of top 3 existing products in 2025 (from ~70% of sales on standalone basis to ~45% of sales on combined basis) • Combined company better positioned to address eventual loss-of-exclusivities of Opdivo and Eliquis

10

Bristol-Myers Squibb

 Opportunistic Timing Resulted in Attractive Purchase Price  And Our Offer Price Was Lower Than Analyst Price Targets for Celgene  6.7x  Celgene NTM P/E 1  Source: Capital IQConsensus estimate; not burdened by stock-based compensationExcludes CVR valueDefined as Celgene stock price divided by Bristol-Myers stock priceTransaction was withdrawnBased on final publicly announced offer  17.1x  9.9x  Implied P/E based on 1/2/2019 Offer Price2  AnnounceDate  Acquiror  Target  NTM P/E  5/8/2018  Takeda  Shire  12.8x  1/11/2016  Shire  Baxalta  21.3x  11/23/20154  Pfizer  Allergan  27.2x  11/17/2014  Actavis  Allergan  27.5x  7/18/20144  AbbVie  Shire  26.0x  5/18/20144, 5  Pfizer  AstraZeneca  21.6x  3/9/2009  Merck  Schering-Plough  14.0x  1/26/2009  Pfizer  Wyeth  13.7x  4/26/2004  Sanofi  Aventis  19.0x     Median    21.3x  1/3/2019  Bristol-Myers  Celgene  9.9x    Better / (Worse) Median    11.4x    Better / (Worse) Cheapest Precedent    2.9x  $67  Celgene Stock Price  Offer Price as of 1/2/19  Celgene Price Target  $94  $112  $105  $102.42  Celgene’s NTM P/E Multiple Had Been Declining…  Our Acquisition Multiple Is Significantly Better Than Precedent Transactions   The Trading Ratio3 of BMS / Celgene Was At Two-Year Lows…  Opportunistic timing given favorable relative valuation of BMS versus Celgene equity  Source: Capital IQ, SEC FilingsDefined as Celgene stock price divided by Bristol-Myers stock pricePer Bristol-Myers Financial Advisors, as disclosed in S-4. Midpoint DCF value  1.3x  1.8x  2-year Average  We Are Buying Great Assets At The Right Moment    1. The Celgene Acquisition: A Financially and Strategically Compelling Transaction

 Analysts Have Endorsed Both The Strategy and The Value  “Beyond the lack of alternatives that could provide a similar level of upside to the proposed deal (we note that the opposing shareholders have not come forward with any sort of concrete Plan B, with no over-the-top bidders in sight), we think the financial terms of the deal are very favorable and we’d characterize the Celgene pipeline as quite strong and fairly de-risked already.”  March 6th  “BMY’s combined confidential and internal review appears sufficiently robust…”  March 6th  “We agree with the value of the cost synergies, and believe the pipeline valuation is reasonable, if not favorable to Bristol in light of other Biopharma deals. Our conversations with investors suggest growing support for the CELG merger, particularly given management's rational argument about positioning for after 2025 given upcoming LOEs.”  Feb 14th   “Investors are likely to see greater strategic appeal for the CELG deal, which brings revenue diversification, pipeline opportunities and meaningful synergies.”  Jan 25th  “We also applaud management for making such a bold strategic move, as we think the step-up in the organic R&D budget and cash flow should improve the enlarged group’s ability to mitigate medium-term patent expiries and thus deliver upside surprise, whilst simultaneously growing the dividend.”  Jan 15th  “The CELG acquisition adds strategic assets in oncology, hematology, and immunology / inflammation that creates a more balanced portfolio.”  Jan 3rd  “We believe the deal makes strategic sense with complementary franchises in Oncology and Immunology & Inflammation (I&I)...”  Jan 3rd  “The combined entity will likely emerge as one of the largest oncology companies, highlighted by mega-blockbuster drugs such as Revlimid, Pomalyst, Opdivo, and Yervoy; in addition, the merger enables the pooling of resources to build a growing immunology and inflammation (I&I) franchise.”  Jan 3rd  “…combination is highly accretive in the near and medium term based on our P&L and cost-synergy assumptions…”   Jan 3rd  “In our view Bristol paid a fair price for Celgene and we think that Celgene is poised to undergo a significant re-rating in 2019. In fact, we highlighted Celgene as one of our favorite names in the space in our 2019 Outlook this morning.”  Jan 3rd  1. The Celgene Acquisition: A Financially and Strategically Compelling Transaction  “CELG still looks like the best option to us. We think a big part of the opposition to the BMY/CELG deal comes from the idea that there is a better option for Bristol-Myers Squibb shareholders waiting around the corner. We think this presents a false hope for investors...”  March 12th

2 We Have A Record of Financial and Operational Outperformance

- **Strong operating performance drives long-term value creation**
  - While we are not satisfied with recent share price performance, largely driven by dynamics in first-line lung cancer, the BMS team has generated a track-record of strong operating and financial results:
    - 5-year CAGRs for net revenue and adjusted EPS of 7% and 17%, respectively, both in excess of peer median
    - Improved adjusted operating margin by 725 basis points over that time period
  - Consistently met or exceeded top line and EPS guidance and estimates on an annual basis each year since 2013
- **Industry-leading commercialization**
  - Opdivo, the most successful commercial oncology launch ever, has a leadership position in 16 FDA approved indications and has delivered $6.7Bn in 2018 sales, up 36% year-over-year
  - Eliquis is the #1 world-wide novel anti-coagulant despite being the 3rd entrant to market; it has generated $6.4Bn in 2018 sales, 32% growth year-over-year
- **Portfolio transition success**
  - Transitioned portfolio through multiple Losses of Exclusivity (LOEs) over the last 5 years
  - Approximately ~60% of 2018 sales coming from new products launched during that period

13
Bristol-Myers Squibb

   Net Sales, $Bn  We Have a Strong Track Record of Financial Results…  $16.4  $15.9  $16.6  $19.4  $20.8  $22.6  CAGR6.6%  Adj. Operating Income1, $Bn  CAGR13.1%  Adj. Operating Margin1 %  Adj. EPS  +725bps  21.1%  21.8%  23.4%  25.9%  25.0%  28.3%  $3.5  $3.5  $3.9  $5.0  $5.2  $6.4  $1.82  $1.85  $2.01  $2.83  $3.01  $3.98  CAGR16.9%  Source: Company FilingsDefined as non-GAAP gross profit less SG&A and R&D expenses  2. We Have A Record of Financial and Operational Outperformance

2. We Have A Record of Financial and Operational Outperformance

…With a High Degree of Execution Consistency

Sales Have Beat or Met Consensus Expectations in 88% of Quarters Since the Beginning of 2013 (21/24 Quarters)[1]


Quarterly Sales ($Bn); 1Q 2013 – 4Q 2018
3.8
4.0
4.1
4.4
3.8
3.9
3.9
4.3
4.0
4.2
4.1
4.3
4.4
4.9
4.9
5.2
4.9
5.1
5.3
5.4
5.2
5.7
5.7
6.0
3Q18
4Q18

Actual vs Consensus:	- 0.0117614	1Q13	0.0047158 10374782	2Q13	0.0200752 82308657	3Q13	0.0315911 73054587	4Q13	- 0.0248907	1Q14	6.6859702 6285411E-	2Q14	0.0311515 05110393	3Q14	0.0531587 96213278	4Q14	0.0653204 06777873	1Q15	0.1224912 13263893	2Q15	0.0571033 23861230	3Q15	0.0397541 64958805	4Q15
Beat/Meet[1]:	✗	✓	✓	✓	✗	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✗	✓	✓	✓

Adjusted EPS Results Have Beat or Met Consensus Expectations in 92% of Quarters Since the Beginning of 2013 (22/24 Quarters)[1]


Quarterly EPS ($ / share); 1Q 2013 – 4Q 2018
$0.41
$0.44
$0.46
$0.51
$0.46
$0.48
$0.45
$0.46
$0.71
$0.53
$0.39
$0.38
$0.74
$0.69
$0.77
$0.63
$0.84
$0.74
$0.75
$0.68
$0.94
$1.01
$1.09
$0.94

Actual vs Consensus:	0	1Q13	0	2Q13	0.0454545 45454545 4	3Q13	0.1860465 11627907	4Q13	0.0454545 45454545 4	1Q14	0.0909090 90909090 8	2Q14	0.0714285 71428571 4	3Q14	0.1219512 19512195	4Q14	0.42	1Q15	0.4722222 22222222	2Q15	0.1142857 14285714	3Q15	0.3571428 57142857	4Q15
Beat/Meet[1]:	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✗	✓	✓	✗	✓	✓	✓	✓	✓

BMS has met or exceeded annual top-line and EPS guidance & estimates each of the past 5 years

Source: Thomson, Company Filings
1. Beat/Meet in a given quarter defined as actual results greater than or equal to Thomson consensus median estimates

15

Bristol-Myers Squibb

   Opdivo’s Commercial Success Demonstrates Our Ability to Maximize the Value of Our Pipeline  Top Oncology Products: Cumulative Sales in 4 Years Post Launch  US Sales ($Bn)  Approvals Post-Launch              0  2  4  6  8  10  Opdivo  Avastin  Taxotere  12      14  16  in Yearsin the U.S.  Approvals   16  4  Source: IQVIA NSP $ Sales US only  2. We Have A Record of Financial and Operational Outperformance

2. We Have A Record of Financial and Operational Outperformance

Share Price Volatility Driven By 1L Lung, Despite Strong Operating Performance and Success of Opdivo Franchise

- Prior to August 5, 2016, we outperformed peers over 1-, 3-, and 5-year periods

Total Shareholder Return Leading up to CheckMate-026 (As of August 4, 2016)

	1 Year	3 Year	5 Year
BMS	19%	85%	223%
Peers	(2%)	47%	176%
S&P	6%	35%	101%
Δ vs. Peers	+21%	+38%	+46%
Δ vs. S&P	+13%	+51%	+122%

- Stock price performance since then has been disproportionately driven by clinical trial results in lung cancer, including Opdivo and competitors

BMS Share Price Since Opdivo Initial FDA Approval in Melanoma


Share Price ($)
80
70
60
50
40
Dec-14
Mar-15
Jul-15
Nov-15
Mar-16
Jun-16
Oct-16
Feb-17
May-17
Sep-17
Jan-18
May-18
Aug-18
Dec-18
August 5, 2016 / October 9, 2016: CheckMate-026 trial failed to meet primary endpoint; Presents results at ESMO
January 19, 2017: Will not pursue an accelerated regulatory pathway for combo Opdivo + Yervoy in first-line lung in the U.S.
April 16, 2018: Merck presents strong KEYNOTE-189 data at AACR annual meeting
October 19, 2018: FDA extends review timeline for Opdivo in 1L NSCLC with TMB

Consistent Track Record of Outperforming Analyst Estimates for Opdivo Franchise


Quarterly Sales ($Bn); 4Q 2014 – 4Q 2018
2.0
1.0
0.0
0.0
0.0
0.1
0.3
0.5
0.7
0.8
0.9
1.3
1.1
1.2
1.3
1.4
1.5
1.6
1.8
1.8

	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18
Actual vs Consensus:	0%	(10%)	+36%	+20%	+12%	+18%	+2%	(1%)	+11%	+17%	+4%	+5%	+5%	+9%	+5%	+6%	(1%)
Beat/Meet[3]:	✓	✗	✓	✓	✓	✓	✓	✗	✓	✓	✓	✓	✓	✓	✓	✓	✗

Source: Thomson, Company Filings, Capital IQ
1. Peer group for Bristol-Myers based on S-4 peers
2. As of December 22, 2014 (first approval in US)
3. Beat/Meet in a given quarter defined as actual results greater than or equal to Thomson consensus median estimates

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Bristol-Myers Squibb

2. We Have A Record of Financial and Operational Outperformance

Despite Competitive Intensity, BMS Continues to Lead in Key Tumors Where Opdivo is Approved

While Competition Has Been Substantial...

U.S. Approval	Commercialization	Product
Sep. 2014	MERCK	KEYTRUDA (pembrolizumab)
Dec. 2014	Bristol-Myers Squibb	OPDIVO (nivolumab)
May. 2016	Genentech	TECENTRIQ atezolizumab
Mar. 2017	Pfizer MERCK	BAVENCIO avelumab
May. 2017	AstraZeneca	IMFINZI durvalumab
Sep. 2018	REGENERON SANOFI	LIBTAYO (cemiplimab-rwlc)

Opdivo's Future Growth Potential is Driven By:

- Broadened first line lung cancer program
- Multiple registered trials in various tumor types
- Industry leading development program in the adjuvant setting

... BMS Has Maintained I-O Leadership Across Many Key Tumors

BMS I-O share includes Opdivo and Yervoy share in combination and/or monotherapy

LUNG

- 2L Leadership with 28% BMS I-O share
- 3L+ SCLC Leadership with 68% BMS I-O share

MELANOMA

- 1L Leadership with 60% BMS I-O share
- Adjuvant Leadership with 77% BMS I-O share

RENAL CELL CARCINOMA

- 1L Leadership with 44% BMS I-O share
- 2L Leadership with 52% BMS I-O share

HEAD & NECK

- Post platinum 18% BMS I-O share

2L HEPATOCELLULAR CARCINOMA

- 2L Leadership with 57% BMS I-O share

BMS Share Source: AIRxShare Jan-19 (8WRA for NSCLC, 13WRA for all other tumors); SCLC 3L+ share is for the month of Dec-18. CRC, HL, Bladder and stage III unresectable NSCLC shares are not available to BMS; Overlapping approvals with Opdivo (total 16 indications across 9 tumors): Keytruda approvals in: Adjuvant and Metastatic Melanoma, 2L Lung, PP H&N, 2L HCC. Tecentriq approvals in: 2L Lung

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Bristol-Myers Squibb

     Our R&D Productivity is Strong  P31: add point on new head/talent and capabilities in translational medicine as pipeline evolves  Non-GAAP R&D spend per US Approval of a new molecular entity or new indication for an already approved product | Sources include Company Financial Reports, Drugs@FDA and BIA R&D AnalysisIndustry benchmarking by KMR Group | 2017 was the latest year for which data are currently available  Phase 3 program starts  Major market approvals  Phase 3 success  Portfolio-Wide Progress  ONCOLOGY  25+ registrational trials in 15 tumor types reading out in next 4 yearsIndustry-leading position in adjuvant setting, the largest opportunity for checkpoint inhibitors  IMMUNOSCIENCE  Developed the leading TYK-2 inhibitors, a highly promising and sought-after targetOngoing Phase 3 in psoriasis; Phase 2/3 trials across 6 indications planned  CARDIOVASCULAR  Leading with the innovative Factor XIa program with potential to improve safety and efficacy of existing novel anticoagulants ($15Bn in 2018 sales)  BMS Leading Efficiency in R&D Spend (Per U.S. Approval)1(2015 – 2018; $Bn)  Late-Stage Oncology Performance2(2015 – 2017)  Peer set includes top 15 R&D spend  2. We Have A Record of Financial and Operational Outperformance

2. We Have A Record of Financial and Operational Outperformance

We Have Successfully Developed Our Portfolio Through Both Internal Investment and Acquisitions

INTERNAL

ORENCIA (abatacept) Injection for Intravenous Use Injection for Subcutaneous Use

2018 Sales: $2.7Bn

SPRYCEL dasatinib 100 mg tablets

$2.0Bn

Internally Developed

Eliquis (apixaban) tablets

2018 Sales: $6.4Bn

Acquired from DuPont in 2001 as a preclinical compound; developed at BMS and partnered with Pfizer

EXTERNAL

OPDIVO (nivolumab)

2018 Sales: $6.7Bn

YERVOY (ipilimumab)

$1.3Bn

Products sourced through acquisition of MEDAREX for ~$2Bn[1]

The Celgene acquisition continues our balanced approach to delivering new medicines

1. $2.1Bn fully diluted purchase price at time of announcement, net of acquired cash and equivalents; purchase price on non-diluted basis equates to ~$1.8Bn

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Bristol-Myers Squibb

3 Our Robust Process Was Characterized By Strong Oversight, Extensive Diligence and Focused Planning

- **Comprehensive process**
  - Prioritized more than 20 transformational and 'string-of-pearls' opportunities
  - Celgene selected as most attractive opportunity
- **Thorough Board oversight**
  - Consistent Board involvement throughout process
  - 8 meetings to discuss Celgene opportunity, in addition to review by the Board's Science and Technology Committee
- **Extensive diligence**
  - 6-month deep-dive analysis provided comprehensive view of Celgene's opportunities and risks
  - 5 subsequent weeks of confidential due diligence confirmed strength of the opportunity
    - Diligence included drug development and clinical specialists, health authority experts, drug development and metabolism experts, IP litigators, finance, HR and technology leads, together with organizational leaders and supported by third party experts
- **Focused and committed to a successful integration**
  - Complementary businesses
  - Rigorous planning process for integration
  - Strong team absolutely aligned to execute on the integration

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Bristol-Myers Squibb

3. Robust Process, Extensive Diligence, and Focused Integration Planning

A Robust Strategic Review Led Us To This Transaction

The Board held 8 meetings between June 2018 and January 2019 to discuss the merits of the Celgene opportunity

Alternatives Considered

- Considered 'string-of-pearls' and transformational strategic M&A opportunities
- Parallel assessment of asset swaps and joint ventures with peer companies

Early / Mid-2018	June 2018	Sept 2018	Oct/Nov 2018	Nov/Dec 2018	Jan 2019
77 biopharma opportunities identified; 22 prioritized for assessment based on strategic fit	7 companies prioritized for deep dive analysis based on additional financial and strategic criteria Included both transformational and 'string-of-pearls'	Celgene identified as lead opportunity based on strategic and financial criteria Continued assessment of 'string-of-pearls' opportunities as an alternative	Continued deep fundamental assessment of Celgene based on public information	Followed by rigorous confidential due diligence process	BoD approval and announcement
Identified 6 franchise options, but determined each would have only limited strategic and/or financial impact					

Acquiring Celgene's Big-5 late-stage pipeline, plus its >20 Phase 1 and 2 clinical programs, presented a greater value creation opportunity than other strategic alternatives given:

- the scarcity of attractive biotech opportunities,
- high premiums paid in bolt-on acquisitions,
- a longer timeline for a series of acquisitions and
- the additional risk we might not prevail in every competitive auction

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Bristol-Myers Squibb

3. Robust Process, Extensive Diligence, and Focused Integration Planning

We Considered Other Alternatives; Celgene Was By Far the Best Value Creation Opportunity

Alternative Considered	Reasons for Rejection
'String-of-Pearls' Acquisitions	• Value: Requires more significant premiums – Median premium was 91% for $2-20Bn deals in the sector since 2018 • Timing: Would take longer to execute • Risk: Requires winning multiple potentially competitive processes
Substantial Share Repurchase	• Value: Share repurchase of $15Bn funded with a mix of cash and debt, resulting in same estimated credit rating as the Celgene acquisition, would yield year one accretion of only ~16% vs. >40% for Celgene acquisition • Limited Benefit: No synergies, strategic benefits or diversification and does not enhance long-term growth
Other Transformative Transactions	• Celgene was the most financially and strategically compelling opportunity available

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Bristol-Myers Squibb

3. Robust Process, Extensive Diligence, and Focused Integration Planning

We Mitigated Potential Risks At Multiple Points

We Involved an Experienced Board at All Stages of the Process

- Board consistently involved throughout strategic process; 8 meetings to discuss Celgene opportunity alone
- Board Integration Committee will oversee all aspects of merger integration

We Used Conservative Projections to Model the Acquisition

- Analysis based on conservative, risk adjusted projections for Celgene, using more conservative projections for Revlimid
- Our model was below both Street consensus and Celgene management projections in near-term, primarily driven by Revlimid

We Identified Actionable Cost Synergies and Rigorously Planned Integration

- $2.5Bn of specific, actionable run-rate cost synergies, and a plan to achieve them by the third full year
- Integration strategy reinforced by compensation changes to drive successful execution

We Negotiated a Better Deal for Shareholders

- Negotiated a price reduction
- Utilized a Contingent Value Right (CVR)

We Leveraged Ideal Timing To Improve Value

- Announced acquisition near an all-time low Celgene P/E
- Ideal timing with XBI biotech index having recovered 26% 2019 YTD

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Bristol-Myers Squibb

 Our Robust Post-NDA Diligence Process Was Consistent With Precedent Transactions  NDA Signed  IP Diligence Begins  Management Presentation  11/23/18  41 days prior to announcement  11/28/18  36 days prior to announcement  12/13/18  21 days prior to announcement    All Completed Acquisitions of Public Biopharma Companies Over $40B in the Last 10 Years  +  +  Source: Company filings  4/22/18: NDA signed (16 days prior to announcement)4/24/18: Shire issues press release stating it has agreed to engage in discussions / due diligence based on revised Takeda offer5/8/18: Announcement date  1/15/09: NDA signed (53 days prior to announcement)2/22/09: In the days that followed, companies began due diligence3/9/09: Announcement date  1/16/09: NDA signed / due diligence initiated1/26/09: Announcement date    +  +  +  11/5/14: NDA signed / due diligence initiated11/17/14: Announcement date  14 days of post-NDA diligence  12 days of post-NDA diligence  15 days of post-NDA diligence  10 days of post-NDA diligence  3. Robust Process, Extensive Diligence, and Focused Integration Planning

3. Robust Process, Extensive Diligence, and Focused Integration Planning

The Transaction Was Overseen By An Experienced Board Of Directors Which Has Delivered Significant Value

Experienced, Fit-for-Purpose Board

- **Independent, refreshed and effective**
  - 10 / 11 directors independent (91%)
  - Strong Lead Independent Director with robust responsibilities and oversight
  - Added 5 new directors in the last 3 years, combining fresh perspectives with deep institutional knowledge
  - Average tenure of 5.5 years vs. S&P 500 average tenure of 9.0 years
- **Strong track records of shareholder value creation**
  - Aggregated over their C-Level and board tenures, our directors helped deliver TSR which outperformed
    - the S&P 500 by 38% and
    - the DRG NYSE Arca Pharmaceutical Index by 54%
- **Significant Experience in M&A**
  - Involved in 4 M&A deals valued over ~$20Bn as C-Level executives or directors
  - >$170Bn of deals over $5Bn by BMS directors

Director Skills and Experience


Healthcare
8
Science / Technology / Innovation
6
Sales & Marketing
6
Risk Management
9
Financial
9
International
10
Public Company CEO/CFO
6

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Bristol-Myers Squibb

3. Robust Process, Extensive Diligence, and Focused Integration Planning

Our Revised Compensation Program To Drive Successful Execution and Value Creation

Key Integration Metrics Built into Executive Compensation Program

Short-Term

Annual incentive plan will include assessment of key integration execution metrics:

- Near-term pipeline delivery milestones
- Human capital management
- Synergy savings

Integration metrics will be a core component of 2020 Annual Bonus Plan for entire Leadership Team

Long-Term

Outstanding PSU awards will include indicators of post-merger progress:

- Multi-year progress against key integration execution metrics
- Combined company revenue goals, and
- Relative TSR

PSU awards in 2020 will include financial and operational metrics that support merger and integration success

Alignment of Incentives


78% of outstanding awards based on overall integration efforts
47%
53%
47%
22%
31%
Pre-Close
Post-Close
Financial, Operational and R&D Performance
Post-Merger Integration Metrics (inclusive of pipeline)
Stock Price Performance (reflective of pipeline)

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Bristol-Myers Squibb

A Financially and Strategically Compelling Transaction

>40% Accretion to EPS in first full year (and accretive every year through 2025)

~10% Accretive to DCF per share

~11% IRR, well above ~8% Cost of Capital

$2.5Bn Run-rate cost synergies in year 3

>$45Bn Free cash flow in first three years

<1.5x Debt/EBITDA by 2023

A3/A Credit rating provides future flexibility

Enhanced product leadership and pipeline

- #1 in oncology, #1 in cardiovascular, top 5 in immunology and inflammation
- 9 current products over $1Bn in annual sales; 6 near-term product launches; robust early-stage pipeline

Attractive value

- Approximately $55 billion from marketed products
- Greater than $20 billion from synergies
- Implies the Celgene pipeline was acquired for a highly attractive price when compared to the aggregate purchase price of $90 billion

Ideal timing

- Trading ratio at 2-year lows
- Celgene P/E near an all-time low when deal was announced
- Bought at low point in biotech stock market prices

Financially strong combined company

- Sales and earnings growth every year through 2025
- 800bps accretive to operating margin even before synergies

Vote the White Proxy Card FOR … a Company Better Positioned to Deliver Value

Source: SEC filings

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Bristol-Myers Squibb

   Appendices:  Appendix A: Supporting InformationAppendix B: The “Big 5” OpportunityAppendix C: Our March 6, 2019 Investor Presentation

   Appendix ASupporting Information

Opportunistic Timing for Celgene Acquisition

Celgene Stock Tracked Biotech Decline Despite Mostly Positive Clinical Newsflow

- **Celgene's stock price tracked the decline of the XBI biotech index from Labor Day to deal announcement, despite mostly positive clinical newsflow**
  - Celgene declined **(29%)** versus the XBI index performance of **(27%)** over the same period
- Biotech stocks have rebounded in 2019, with the XBI biotech index up **+26%** year-to-date

Positive Readouts Pre-Announcement:

- (A) **October 8, 2018:** Positive Phase 3 STYLE study of Otezla in scalp psoriasis
- (B) **October 23, 2018:** Positive results from Revlimid study in smoldering multiple myeloma
- (C) **October 25, 2018:** Strong 3Q18 earnings; including a beat on revenue and EPS
- (D) **December 1/2, 2018:** Positive luspatercept Phase 3 results at the ASH conference

Price Performance August 31, 2018 to March 14, 2019



110
80
50
XBI 100
Celgene $94
XBI Index Up +26% 2019TD
91
As of 1/2/19: $67
Celgene down (29%) from Labor Day to Announcement
A
B
C
D
Aug-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19

Source: Capital IQ, Company Filings

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Bristol-Myers Squibb

Comparable Large Acquisitions Have Created Long-Term Value

- Initial share price reactions are not indicative of long-term performance
- More near-term blockbuster products than prior large pharma transactions
- Lowest P/E multiple paid in large pharma transactions

	Bristol-Myers Squibb / Celgene	MERCK / Schering-Plough	Pfizer / Wyeth
Terms			
Announcement Date	January 3, 2019	March 9, 2009	January 26, 2009
Enterprise Value ($Bn)	$90	$46	$65
Pro Forma Target Ownership	31%	32%	16%
NTM P/E	9.9x	14.0x	13.7x
% of Revenue from Target (1)			
1 Year Post-Acquisition	43%	45%	32%
3 Years Post-Acquisition	41%	47%	37%
Key Statistics			
>$1Bn Products from Target (5 Years Post Acquisition) (2)	6	4	3
Acquiror Price Performance (3)	**Absolute / Vs. Peers**	**Absolute / Vs. Peers**	**Absolute / Vs. Peers**
1-Day	(14%) / (14%)	(8%) / (9%)	(10%) / (11%)
1-Month	(5%) / (7%)	+17% / +8%	(24%) / (15%)
Through Close	N/A	+35% / +10%	+1% / (3%)
Post-Close To Current	N/A	+258% / +91%	+136% / +21%

Source: Capital IQ, Thomson, SEC Filings, Evaluate Pharma

1. Based on BMS Projections for Combined Company for BMS / CELG; based on Thomson estimates for Merck & Pfizer transactions
2. Numbers for Merck's acquisition of Schering-Plough and Pfizer's acquisition of Wyeth are based on actual 2014 results and includes products from cardio JV in Merck total; figures for Bristol-Myers' acquisition of Celgene based on Evaluate Pharma 2024 estimates
3. Peer group for Bristol-Myers based on S-4 peers; peers for Pfizer and Merck includes AZN, BMY, GSK, JNJ, LLY, MRK, NOVN, PFE, ROG, SAN; Bristol-Myers, Merck and Pfizer excluded from calculation for their own relative performance; current data as of 3/14/2019

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Bristol-Myers Squibb

Acquiring a Pipeline Comparable to Celgene's at the Price We Are Paying Would Be Unachievable via Public Biotech Targets

Selected Comparables Include Biopharma Companies with >$2Bn in Sales in 2023[1]

Company	Enterprise Value ($Bn)[2]	EV / 2023E Revenue[3]	2023E Revenue ($Bn)[3]	Products >$200MM 2023E Revenue[3]	Phase 1/2 Assets
Celgene *Pipeline*[4]	0	0.0x	~$5	5	20+
Vertex	45	6.5x		4	7
Regeneron	42	4.4x		5	15
Alexion	32	4.6x		4	2
Incyte	17	4.9x	3.4105351011158	2	16
BioMarin	17	4.7x	3.50174454564602	7	3
SeattleGenetics	11	4.7x	2.43661175	1	4
Sarepta	9	3.5x	2.50047878132568	3	9
Jazz Pharmaceuticals	8	3.1x	2.71934031661689	5	2
BeiGene	6	3.1x	2.08958711894	4	6

Rare combination of five sizable near-term launches and a broad portfolio of 20+ early-stage assets would be exceptionally challenging and costly to reproduce from available public comparables

1. Based on focused on biopharma entities with main equity listing in US; excludes companies with >$50Bn aggregate value
2. Market data as of 3/14/2019; enterprise values based on Capital IQ
3. Sales data based on Evaluate Pharma
4. Celgene statistics exclude currently marketed products; ~$5Bn of 2023E revenue for Celgene based on Wall Street estimates

33

Bristol-Myers Squibb

Actions Taken Post CheckMate-026 Further Strengthen Our R&D Capabilities

Oncology Strategy

Prioritized **Translational Medicine** to increase focus on **tumor biology, data and analytics**, and **IO resistance**

Broadened **combinations with non-IO mechanisms**, including chemotherapy and TKI combos (e.g., CheckMate-9ER)

Increased focus on **patient segmentation** and diagnostics

Established a **leading position in** developing Opdivo for **adjuvant indications**[1]

Expertise and Capabilities

Recruited a number of **catalyst hires** including:

Tom Lynch (preeminent lung cancer expert and former Chairman/CEO of Massachusetts General Physicians Organization) to enhance our **R&D leadership**

Saurabh Saha (ex-Delinia CEO, ex-Atlas Venture partner) to strengthen our **Translational Medicine** capabilities

Kate Owen (clinical trial expert at Novo Nordisk and Covance) to ensure **industry-leading clinical trial execution**

Emma Lees (former SVP, Jounce Tx) to establish R&D hub in Cambridge focused on **I-O resistance**

1. Credit Suisse analysis and estimates

34

Bristol-Myers Squibb

BMS Clinical Trial Outlook

31

ONGOING REGISTRATIONAL PROGRAMS

34

REGIS. & PoC TRIALS PLANNED in 2019[1]

30+

KEY DATA READOUTS (2019 – 2023)[1]

REGISTRATIONAL ONCOLOGY TRIALS

- 25+ trials in 15 tumor types reading out 2019 – 2023 (20+ trials in 10 priority tumors)
- 7 ongoing adjuvant trials; start reading out in 2020

EARLY ONCOLOGY PIPELINE

- Randomized Ph2 trials ongoing across 4 to 5 programs
- Data expected in 2019 to enable decisions on reg. studies

INNOVATIVE MEDICINES

- TYK2 in Ph3 psoriasis; opportunity to broaden based on Ph2 readouts
- FXIa program (w/Janssen) starting Ph2 in secondary stroke
- FGF21 Ph2b trials ongoing to enable Ph3 program

1. Non-risk adjusted

35

Bristol-Myers Squibb

•P31 : add point on new head/talent and capabilities in translational medicine as pipeline evolves

Comprehensive Program Targeting First-Line Lung Cancer

Trial	Expected Timing	Rationale
CM-227 (Part 1a)	1H 2019	• Opdivo + Yervoy or Opdivo monotherapy vs. chemotherapy • Tests hypothesis that IO can bring benefit to patients and eliminate chemotherapy as a standard of care
CM-227 (Part 2)	Mid 2019	• Opdivo + chemotherapy versus chemo alone • Builds case for Opdivo + chemotherapy use in an approach validated by other studies
CM-9LA	2020	• Opdivo + Yervoy + only 2 cycles of chemotherapy, versus standard chemo alone • Tests hypothesis that Opdivo + Yervoy can enhance survival, while 2 cycles of chemotherapy limits rapid disease progression and mitigates side effects associated with a full course of chemo

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Bristol-Myers Squibb

During CEO's Tenure, Our Compensation Program Has Evolved to Support Our Biopharma Strategy and Align With Shareholders

	Historical Program Design	2016 Program Enhancements
Bonus Plan	Metrics: EPS (50%), Revenue (25%) and Pipeline (25%) Individual Performance Factor: Rewards results and behaviors Max bonus payout: 251% of target	Enhanced disclosure around individual performance factors considered Reduced max bonus payout to **200%** of target
LTI Plan	PSU Metrics: EPS (70%) and Revenue (30%) measured over 1 year with a 3-year relative TSR modifier (+/- 20%) MSUs: 4 tranches of shares earned based on 1-,2-,3- and 4-year stock price performance	Established 3-year performance measurement for all metrics Rebalanced PSU measures with a heavier weighting on TSR (34%) Replaced EPS with Operating Margin (weighted 33%)

Market median pay philosophy

Significant stock ownership guideline requirements

Requirement to hold 75% of net shares for 1 year

Significant Emphasis on Long-Term Compensation



Salary 10%
Bonus 14%
Long-Term Incentive 76%

90% performance-based compensation

Note: Dr. Caforio became CEO on May 5, 2015; in our incentive plans, our metrics are defined as follows: Total Revenues (ex-fx), non-GAAP diluted EPS and non-GAAP Operating Margin

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Bristol-Myers Squibb

   Appendix BThe “Big 5” Opportunity

Why Are the Big 5 Such a Powerful Opportunity?

- ✓ Innovative Programs
  - All 5 are First-in-Class or potentially Best-in-Class
- ✓ Near Term Approvals
  - Expected launches in 2019 and 2020
- ✓ De-risked Assets
  - 3 out of the Big 5 have completed Phase 3 / pivotal trials
  - 2 have been submitted for regulatory approval
  - CVR will be paid only if all 3 selected assets are approved
- ✓ Large & Diversified Opportunity
  - Big 5 and TYK2 have >$15Bn in non-risk-adjusted revenue potential
  - Increases diversification of portfolio offering in Oncology, and Immunology and Inflammation
- ✓ BMS Track Record of Success, and Value Added Capabilities
  - Successfully transitioned mature portfolio into new growth assets derived from both internal and external sources
  - Deep commercial knowledge and existing infrastructure in the Big 5 Therapeutic classes

39
Bristol-Myers Squibb

 Five Near-Term Product Launch Opportunities  luspatercept   liso-cel (JCAR017)  bb2121  fedratinib  ozanimod  Description  CVR  Near-Term Milestones / De-Risking Events        Best-in-Class selective S1P in relapsing forms of MS and First-in-Class in Inflammatory Bowel Disease  First- and Best-in-Class novel anemia drug  Potentially Best-in-Class cell-therapy for a form of non-Hodgkin (DLBCL)  First-in-class cell-therapy for Multiple Myeloma  Potential to be the first & only medicine for Myelofibrosis patients resistant/refractory to Jakafi  1Q19: U.S. NDA and EU MAA submissions for RMS planned  1H19: U.S. and EU regulatory submissions in 2L MDS and Beta-Thalassemia  2H19: U.S. submission expected  Currently in pivotal trials2H20: Potential U.S. approval  U.S. submission accepted with Priority Review by FDA 2H19: Potential U.S. approval

Ozanimod Overview

- Convenient oral option to treat patients with Multiple Sclerosis (MS) in a ~$23Bn segment
- Strong efficacy profile and differentiated safety profile shown in two positive pivotal trials
- Relapsing-Remitting Multiple Sclerosis (RRMS) filed in EU and on track to refile in U.S. 1Q 2019
- First-in-Class in Inflammatory Bowel Disease (IBD) launching into a ~$17Bn segment
- Ulcerative Colitis reading out mid-2020 & Crohn's Phase 3 underway

41
Bristol-Myers Squibb

Strong Efficacy Profile and Potentially Best-in-Class Safety Profile Demonstrated in Two Positive Phase 3 Trials

Efficacy among the Best-in-Class in relapsing-remitting multiple sclerosis (RRMS)


Oral
Subcutaneous / intramuscular[1]
IV
Efficacy in RRMS - Lower ARR[2] is superior
0.4
0.3
0.2
0.1
0.0
Ozanimod
Tecfidera
Gilenya
Aubagio
Plegridy
Avonex
Rebif
Copaxone
Ocrevus
Tysabri

Potentially Best-in-Class Safety Profile

Selective modulation of S1PR-1/5

Differentiated safety profile

Lower rates and severity of CV adverse events compared to Gilenya

Low rate of GI events and overall discontinuations

No reported cases of symptomatic bradycardia or second degree heart block

Diligence focused on 2018 FDA Refuse-to-File letter

Source: FDA labels, clinicaltrials.gov
Note: Cross Trial Comparison
1. Avonex ARR from Ozanimod Phase 3 clinical trial, Rebif ARR from Ocrevus Phase 3 clinical trial
2. Annualized relapse rate (ARR)

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Bristol-Myers Squibb

Significant Opportunity For Safer High-Efficacy Orals in RRMS

- RRMS is a large patient population with need for efficacious and safe options
  - Patients have a strong desire for high-efficacy oral medications with improved safety profile
- Orals comprise 45% of total sales
  - Gilenya (S1P) revenues annualizing at ~$3.3Bn
- Ozanimod efficacy profile supports utilization in early lines of RRMS



RRMS WW sales in 2018
~$23Bn
~$10Bn
100
90
80
70
60
50
40
30
20
10
0
Non-orals
~55%
Orals
~45%
Aubagio
~20%
Gilenya
~35%
Tecfidera
~45%
Total RRMS market
RRMS oral drugs

Source: Evaluate Pharma

43

Bristol-Myers Squibb

Ozanimod in Inflammatory Bowel Diseases (IBD): Strong Efficacy and Safety Across Key Endpoints

Promising Efficacy in Phase 2 Trial in Ulcerative Colitis Published in the *New England Journal of Medicine*



Clinical Remission Rate
40
20
0
Placebo
Ozanimod (0.5 mg)
Ozanimod (1.0 mg)
Mucosal Healing Rate
40
20
0
Placebo
Ozanimod (0.5 mg)
Ozanimod (1.0 mg)

Potential Oral alternative to current Injectable Standard of Care

- Comparable efficacy with potentially preferable side effect profile to emerging oral treatments (JAKs)

Mucosal healing is an important endpoint – indicates control of gut injury

Fewer SAEs compared to placebo

- Unlike anti-TNFs, Ozanimod is not likely to have black box warnings
- Unlike JAKs, not expected to increase risk of thromboembolism

Source: TOUCHSTONE Trial, a randomized double-blind, placebo-controlled study in 197 patients with ulcerative colitis. Sandborn et al., *New England Journal of Medicine* (2016); World Journal of Gastrointestinal Pathophysiology

44

Bristol-Myers Squibb

Opportunity for First Approval Among S1Ps in IBD

- IBD is a large patient population underserved by current options
  - Total IBD sales ~$17Bn in 2018
  - <50% of patients eligible for advanced therapies are treated given administration burden and side effect profile
  - Only ~40% of patients treated with advanced therapies are well controlled
- Potential to expand pre-biologic segment
  - Autoimmune analogs support use of efficacious orals before biologics
  - Incremental expansion opportunity of ~700K patients

U.S. / EU5 addressable IBD patients (2018)

Millions of patients



1.5
1.0
0.5
0.0
~1.2
~0.5
~0.2
Moderate to severe patients
Patients who progress to advanced therapies (e.g., biologics, novel orals)
Disease fully controlled

Source: Janssen, DRG, EvaluatePharma

45

Bristol-Myers Squibb

   RRMS filed in EU and on track to refile in U.S. 1Q 2019Ulcerative Colitis Phase 3 data expected to read out mid-2020Rationale supported by positive Phase 2 data in UC and CD (placebo-controlled and single-arm, respectively) Crohn’s diseases Phase 3 trial underwayEndoscopic clinical improvement seen in Phase 2 STEPSTONE data   Regulatory Path and Clinical Program

Luspatercept Overview

- Novel approach to treating patients with anemia demonstrated by positive Phase 3 data
  - Reduced transfusion burden and anemia in myelodysplastic syndromes (MDS)
  - Greater proportion of transfusion burden reduction in beta thalassemia
- Regulatory submissions expected for both indications in 1H 2019
- Potential label expansion opportunities with ongoing Phase 3 trials:
  - First-line MDS regardless of RS status vs. epoetin-alfa
  - Non-transfusion dependent Beta Thalassemia (BT)

MDS - myelodysplastic syndromes

47

Bristol-Myers Squibb

First-in-Class Anemia Treatment with Positive Phase 3 Data in Myelodysplastic Syndromes (MDS)

Significant Improvement in Key Outcome Measures in ESA-exposed low / intermediate risk MDS


Luspatercept
Placebo
mHI-E[1]
RBC-TI[2]

MEDALIST data selected as "2018 Best of ASH" due to clinical significance of data

Demonstrated benefit to reduce transfusion burden and anemia in Phase 3 MEDALIST trial

Durable responses with a favorable safety profile

Distinct mechanism suggests potential to expand benefit to 1L patients, supported by positive Phase 2 PACE-MDS data (Phase 3 trial ongoing)

Source: ClinicalTrials.gov, Fenaux et al., ASH (2018), Platzbecker et al., Lancet Oncology (2017), Bajar et al., Blood (2014), Celgene website
Notes: 1. mHI-E (modified erythroid response): defined as a hemoglobin increase of ≥ 1.5 g/dL from baseline for ≥ 14 days (in the absence of red blood cell (RBC) transfusions) in non-transfusion dependent patients, or, a reduction of either ≥ 4 units or ≥ 50% of units of RBCs transfused compared to pre treatment in transfusion dependent patients; 2. RBC-TI: RBC-transfusion independence ≥ 8 weeks

48

Bristol-Myers Squibb

Opportunity to Lower Transfusion Burden in MDS

- High unmet need with limited options
  - ~90K low-intermediate risk MDS patients with anemia (U.S. and EU5)
  - ~90% of patients receive a transfusion and majority become transfusion dependent
- Although erythroid stimulating agents (ESAs) are frequently used, they have significant limitations
  - Approximately two-thirds of patients relapse or become refractory
  - ESAs carry serious safety concerns (black box warnings)
- Luspatercept profile and PACE data supports broader opportunity in first line patients
  - Ongoing Phase 3 head-to-head study vs. epoetin alfa (ESA)

Source: DRG, clinicaltrials.gov, FDA labels

49

Bristol-Myers Squibb

Luspatercept Demonstrated Reduced Transfusion Dependence in Patients with Beta Thalassemia (BT)

Patients Achieved Greater Proportion of Transfusion Burden Reduction



Patients Achieving ≥ 33% Transfusion Burden Reduction (%)
25
20
15
10
5
0
P < 0.0001
21.4%
(n = 48)
4.5%
(n = 5)
Luspatercept
(n = 224)
Placebo
(n = 112)

Improvement Across Key Secondary Outcomes

- Clinically meaningful reduction in transfusion burden demonstrated during any 12 or 24 weeks of study
- Well tolerated with low rate of study drug discontinuation due to adverse events (5%)

Limited Treatment Options for BT Patients

- There are ~16K patients with intermediate / major disease, and the vast majority are transfusion dependent (U.S.+EU5)
- Standard of care is life-long red blood cell transfusions and iron chelation
- Despite chelation therapy, many patients experience multiple morbidities and increased mortality

Source: Celgene investor materials
Note: The BELIEVE trial studied adult patients

50

Bristol-Myers Squibb

Regulatory Path and Clinical Programs in Earlier Lines

- Initial 2L MDS (RS+) and transfusion-dependent BT filing expected in 1H2019
- Ongoing Phase 3 label expansion trials:
  - 1L MDS regardless of RS status vs. epoetin-alfa
  - Non-transfusion-dependent BT
- Additional life-cycle opportunities in myelofibrosis and other chronic anemias

Luspatercept Development Plan


PHASE 1
PHASE 2
PHASE 3
Myelodysplastic syndrome
MEDALIST Trial (2L, RS+)
COMMANDS Trial (1L vs. epoetin alfa)
Extension trial
Beta thalassemia
BELIEVE Trial (TDBT)
Extension trial
BEYOND Trial (NTDBT)
Myelofibrosis
Ph2 Trial
Trial Complete

51

Bristol-Myers Squibb

Industry Leading CAR-T Portfolio Supported by Leading Oncology Commercial Capabilities

CURRENT CAR-T OPPORTUNITY LIMITED BY:

- THERAPEUTIC PROFILE (SAFETY)
- MARKET ACCESS & REIMBURSEMENT
- COMPLEX MANUFACTURING & LOGISTICS
- LIMITED TO LATE LINE THERAPY

BMS and CELGENE CAR-T OPPORTUNITY ENABLED BY:

- Potential product differentiation supported by clinical data
- Differentiated market access / reimbursement capabilities
- Leading hematology organization with commercial infrastructure in place to rapidly expand treating centers and referral networks
- Robust development plans to move CAR-T into earlier lines of therapy

TOTAL CAR-T SALES ARE EXPECTED TO APPROACH $1Bn IN 2019 (~70% YoY growth)
BMS AND CELGENE HAVE THE POTENTIAL TO BE THE LEADER IN THE EMERGING ~$15Bn[1] CAR-T OPPORTUNITY

1. EvaluatePharma

52

Bristol-Myers Squibb

Liso-cel Overview

- Potential Best-in-Class CAR-T for B Cell malignancies including Diffuse large B cell lymphoma (DLBCL) and Chronic lymphocytic leukemia (CLL)
  - Strong efficacy with 46% complete response rates
  - Potential superior safety profile with low 1% CRS rate
- Regulatory submission expected in 2H 2019 in relapsed/refractory DLBCL
- Broad clinical program across malignancies and earlier lines of therapy
  - 2L transplant eligible and ineligible DLBCL patients

CRS - Cytokine Release Syndrome

53

Bristol-Myers Squibb

Strong Efficacy Profile with Significantly Improved Complete Response Rates Relative to Standard of Care

Strong Efficacy & Potential Superior Safety Profile

EFFICACY
Response Rate at 6 months



Complete Response
PR
3%
46%
5%[1]
36%[1]
4%
29%
Liso-cel
YESCARTA™
KYMRIAH™

SAFETY
Cytokine Release Syndrome



Grade 1/2
Grade 3/4
Liso-cel
36%
1%
YESCARTA™
81%
13%
KYMRIAH™
51%
23%
Neurotoxicity
Liso-cel
10%
13%
YESCARTA™
56%
31%
KYMRIAH™
40%
18%

U.S. submission expected 2H2019

Maturing data from TRANSCEND NHL study

Differentiated CAR-T

- Precise dose of CD4+ and CD8+
- Consistency in cell dose and function compared to other CAR-T products
- 4-1BB co-stimulation provides predictable CAR-T expansion
- Safety profile supports outpatient administration

Data presented to show potential profile of Liso-cel, which is subject to ongoing investigation, within context of other CAR T treatments. Because clinical trials are conducted under widely varying conditions, and CAR T toxicity grading scales differ across studies, adverse reaction rates and response rates observed in CAR T cell therapy clinical trials cannot be directly compared. *References:* Liso-cel: Efficacy and safety data cut-off May 4, 2018, ASCO 2018 (TRANSCEND NHL-001 Abramson et al); *Efficacy (n=37):* DLBCL CORE cohort dose level 2 includes - NOS de novo and transformed from FL, ECOG 0-1, high-grade B-cell lymphoma. *Safety (n=102):* DLBCL full cohort includes - NOS de novo and transformed from any indolent lymphoma, ECOG 0-2. YESCARTA™: *Efficacy (n=101):* ZUMA-1, ASCO 2017, Neelapu et al. *Safety (n=108):* YESCARTA Prescribing information. KYMRIAH™: *Efficacy (n=93):* JULIET, Schuster et al. NEJM, January 2019. *Safety (n=111):* KYMRIAH Prescribing Information.

54

Bristol-Myers Squibb

Opportunity to Improve Outcomes in Diffuse Large B-Cell Lymphoma (DLBCL)

- ~22K relapsed/refractory patients treated per year (U.S. and EU5)
- Significant unmet exists for relapsed/refractory patients
  - Poor efficacy of historical therapies; ORR <40% and CR <20%
  - mOS is 6-7 months for patients who are refractory or fail stem cell transplant
- Potential to move into 2L given limitations with standard of care
  - Patients with chemo-refractory disease are considered ineligible for stem cell transplant
  - 50% of patients fail transplant with inferior outcomes from existing therapies

Source: DRG, EvaluatePharma
SCHOLAR-1 data: Crump et al. Blood 2017

55

Bristol-Myers Squibb

Impressive CLL Data in Heavily Pre-Treated Population Suggests a Potential New Standard

Liso-cel results in relapsed/refractory CLL (Response rate)



Phase III MURANO Study
Phase I/II
TRANSCEND CLL
CR
PR
4%
69%
8%
84%
44%
38%
Bendamustine-Rituximab (N=195)
Venetoclax-Rituximab (N=194)
Liso-cel (N=16)

- Median number of prior treatments = 1
- Prior BTK inhibitor exposure: 1.5-2.5% of patients

- Median number of prior treatments = 4.5
- Prior ibrutinib = 100%
- Prior ibrutinib and venetoclax = 50%

Potential First-in-Class CAR-T in CLL

Significant unmet need with limited options after ibrutinib failure

Pivotal arm of TRANSCEND 004 initiated with patients dosed

Source: Celgene investor materials; Seymour et al. N Engl J Med 2018; 378: 1107-1120
Note: Data presented to show potential profile of JCAR017, which is subject to ongoing investigation in R/R CLL, within context of R/R CLL treatment landscape. Because clinical trials are conducted under widely varying conditions, response rates in different clinical trials cannot be directly compared

38

Bristol-Myers Squibb

   Broad Clinical Development Plan to Advance Liso-cel into Earlier Lines and Additional Indications  Transcend NHL 001 (Ph I 3L + R/R)  Transcend World (Ph II 3L + R/R EU and Japan; 2L R/R transplant ineligible)  Transform (Ph III 2L R/R transplant eligible)  Pilot (Ph II 2L R/R transplant ineligible)  Transcend outreach (Ph II 3L + R/R community centers)  Platform (Ph I/II 3L+ R/R combinations  Transcend CLL 004 (Ph I R/R CLL)  Ped ALL (Ph Ib/II pediatric R/R ALL and NHL)  DLBCL  CLL  ALL        Phase I  Phase II  Pivotal  Source: Celgene investor materials

   First- and Potential Best-in-Class BCMA CAR-TTransformational efficacy in highly refractory multiple myeloma (MM)Complete response rates of ~50% in RRMMRegulatory submission expected in late 2019 / early 2020 Robust development plan with the potential to expand into earlier lines of therapy 2L and 3L+ studies have been initiated  bb2121 Overview

   Transformational Efficacy, Demonstrating a 50% Complete Response Rate in Multiple Myeloma Patients  U.S. submission expected in late 2019/early 2020  Standard Treatment Regimens Across Multiple Myeloma (%)  Emerging bb2121 Profile  ORR 69%-82%  ORR 59%-91%  ORR 29% - 59%  ORR 96%  N= 22  Complete Response PR VGPR        Not for promotional use  bb2121 is being developed by Celgene in partnership with bluebird bio  BCMA is a highly validated target expressed on nearly all Multiple Myeloma cells  CAR-T is an innovative modality to target BCMA  Leverages a state-of-the-art lentiviral construct encoding an anti-BCMA CAR  Novel CAR-T Approach  Transformational Efficacy in Late Line RRMM

Opportunity to Further Transform Multiple Myeloma

- ~260K patients today and expected to reach ~$25Bn + in sales by 2022
  - Patient prevalence in 3L and 4L of ~47K
- Significant unmet need for efficacy in relapsed/refractory patients
  - Median overall survival is less than 12 months
- Potential to target high risk patients in earlier lines (2L+)
  - 15-20% of patients are considered high risk and have historically poor outcomes



MM Patient Prevalence by line of therapy, US and EU (2017-27)
300,000
200,000
100,000
0
2017
18
19
20
21
22
23
24
25
26
27
1L
2L
3L
4L+

Source: Celgene investor materials; Putnam US and EU5 Epidemiology Evolution research, March 2018; Decision Resources Disease Landscape and Forecast; Epidemiology 2018 from Decision Resources Disease Landscape and Forecast; Kantar Health CancerMPact database; Putnam Associates
Note: Year of $25Bn+ revenue estimate is 2022

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Bristol-Myers Squibb

   Robust Clinical Program with the Potential to Advance into Earlier Lines  PHASE 1  PHASE 2  PIVOTAL  Ongoing Development in Multiple Myeloma  1L phase 2 studies  2L phase 2 initiated  3L+ phase 3 initiated  4L+ pivotal trial fully enrolled  Planning for 2019  KarMMa™2 (MM-002)  KarMMa™3 (MM-003)  KarMMa™ (MM-001)  Key Factors for Success    Celgene leadership in multiple myeloma  Global relationships and commercial infrastructure in hematology / oncology    BMS demonstrated excellence in commercial launch of innovative products        Robust development plans to expand into earlier lines of therapy

   Selective JAK2 inhibitor, potential oral alternative to current standard of care for patients with MyelofibrosisHigh unmet need in patients who are intolerant or relapsed from JakafiAccepted for Priority Review by FDA, PDUFA date of September 3, 2019Potential to address a broader patient population with data from the JAKARTA-1 study  Fedratinib Overview

 High unmet medical need in MF patients that fail or cannot tolerate Jakafi  EFFICACY (JAKARTA2 Trial)  55% of patients achieved splenic volume reduction of ≥35% compared to baseline at week 24  26% of patients achieved total symptom score ≥50% compared to baseline at week 24  Fedratinib: selective JAK2 inhibitor targeting patients who relapsed from or are intolerant to Jakafi in Myelofibrosis  OPPORTUNITY  Not for promotional use  First-in-Class Therapy, Under FDA Review for Patients Resistant/Refractory to Jakafi  >16K prevalent patients in U.S.~$2Bn+ Global Jakafi/Jakavi sales in MF (2024) Limited treatment options – 40% of patients fail Jakafi with no alternatives Accepted for Priority Review by FDA with PDUFA date of September 3, 2019  Source: Evaluate Pharma

   Appendix C  Our March 6, 2019 Investor Presentation

Executive Summary

1. **The Celgene acquisition has clear strategic rationale and represents a compelling value proposition**
   - Enhanced product leadership and pipeline: Combined company will be #1 in oncology, top 5 in immunology and inflammation, #1 in cardiovascular; 9 products over $1Bn in annual sales; 6 near-term product launches; robust early-stage pipeline; cutting edge technologies and discovery platforms
   - Compelling value proposition: Greater than 40% accretion to Bristol-Myers Squibb standalone EPS, approximately 10% accretive on a discounted cash flow per share basis and IRR substantially above cost of capital
   - Specific, actionable synergies: $2.5 billion of actionable run-rate cost synergies by 2022
   - Attractive price: Value of approximately $55 billion from marketed products and in excess of $20 billion from synergies implies the Celgene pipeline was acquired for a highly attractive price when compared to the aggregate purchase price of $90 billion
   - Ideal timing: Natural exchange ratio at 2-year lows and Celgene P/E near an all-time low when deal was announced
2. **Bristol-Myers Squibb has a strong track record of financial and operational outperformance**
   - Strong operating performance: 5-year CAGRs for net revenue and adjusted EPS of 7% and 17%, respectively, both in excess of peer median, with adjusted operating margin up 725 basis points over that time period
   - Consistent execution: Met or exceeded top line and EPS guidance and estimates on an annual basis each year since 2013
   - Long-term value creation: 10-year TSR of 232% vs. the DRG NYSE Arca Pharmaceutical Index of 123% over the same period[1]
   - Portfolio transition success: Transitioned portfolio over the last 5 years, with ~60% of 2018 sales coming from new products launched during that period
3. **The Board and management team conducted a robust process and diligence and are committed to a successful integration**
   - Comprehensive process: Prioritized more than 20 transformational and 'string-of-pearls' opportunities, and Celgene selected as most attractive opportunity
   - Thorough Board oversight: Consistent Board involvement throughout process, with 8 meetings to discuss Celgene opportunity
   - Extensive diligence: 6-month deep-dive analysis and weeks of confidential due diligence provided comprehensive view of Celgene's opportunities and risks
   - Focused and committed to a successful integration: Complementary nature of businesses, strong team in place to manage integration and rigorous planning approach

1. Includes dividends. Period from 2/14/2009 – 2/14/2019

4

Bristol-Myers Squibb

 The Celgene Acquisition Has Clear Strategic Rationale and Represents a Compelling Value Proposition

Celgene Transaction Strategically Compelling and Creates Significant Value for BMS Shareholders

- Consistent with our strategy of delivering value for shareholders by enhancing core franchises and delivering innovative therapies for patients
  - Celgene pipeline includes 5 differentiated late-stage assets with low clinical risk, expected near-term approvals and incremental value creation
  - Expanded early-stage pipeline and scientific capabilities, adding > 20 Phase 1 and 2 assets and new capabilities in cell therapy and protein homeostasis
- Creates significant value in excess of purchase price from 1) marketed portfolio, 2) run-rate cost synergies and 3) deep pipeline of late- and early-stage assets
- Marketed portfolio offers significant near-term cash flows and strategic leadership position in hematology
  - Value of marketed portfolio reflects conservative assumptions regarding Revlimid
- Opportunistically timed given favorable relative valuation of BMS to Celgene
- ~10% accretion to BMS's standalone DCF value per share, taking into account the issuance of equity to Celgene shareholders
- >40% accretion to BMS standalone EPS in the first full year post-transaction and accretive in each year through 2025
- Combined company to grow revenues and earnings in every year through 2025
- The Celgene acquisition was identified as the most attractive opportunity for shareholder value creation, given risk profile, viability and relatively attractive purchase price
- Enhanced business profile with reduced product concentration and significantly improved operating margins

6
Bristol-Myers Squibb

Strengthened Position in Both the Near- and Long-Term

- Creates new company with increased scale while maintaining focus and agility
- Creates leading Oncology company and adds a premier commercial hematology business
- Immunology & Inflammation franchise with greater commercial scale and pipeline depth
- Stronger combined company to address eventual loss-of-exclusivities for Eliquis and Opdivo
- More diverse and younger portfolio given 6 potential near-term product launches
- Maturing Phase 1 / 2 programs to support next wave of launches
- Strong balance sheet to pursue external innovation
- Combined portfolio better positioned to address evolving pricing and access environment

7

Bristol-Myers Squibb

Celgene Provides 5 Late Stage Products With Near-Term Approvals and Relatively Low Clinical Risk

BMS Projected Total Sales from "Big 5" in 2025 Consistent with Street Forecasts

	Ph 3 / Pivotal Complete	CVR Tied to Near Term Approval	Key Benefits	Current Status
luspatercept	✓		• **First- and Best-in-class** novel anemia drug	• U.S. and EU regulatory submissions expected in first half 2019 in 2L MDS and Beta-Thalassemia
fedratinib	✓		• Potential to be the **first & only** medicine for Myelofibrosis patients that don't respond to, or are intolerant to, Jakafi	• U.S. submission accepted with Priority Review by FDA • Potential U.S. approval in second half of 2019
liso-cel (JCAR017)		✓	• **Best-in-class cell-therapy** for a form of non-Hodgkin (DLBCL) with potential in Chronic Lymphocytic Leukemia (CLL)	• U.S. submission expected in second half of 2019
bb2121		✓	• **First-in-class cell-therapy** for Multiple Myeloma	• Currently in pivotal trials • Potential U.S. approval in second half of 2020
ozanimod	✓	✓	• **Best-in-class selective S1P** in relapsing forms of MS and **First-in-Class** in Inflammatory Bowel Disease	• U.S. NDA and EU MAA submissions for RMS planned for Q1 2019

CVR linked to key pipeline assets provides further risk mitigation to BMS shareholders

8

Bristol-Myers Squibb

Celgene Offers Leading Capabilities in Cell Therapy and 2 Differentiated Late-Stage CAR-T Assets

Transformational Modality with Unprecedented Efficacy

Cell therapy market expected to grow from ~$1Bn in 2019 to >$15Bn in 2024[1]

- Growing expectations for cell therapy given superior efficacy, expected evolution to earlier lines of therapy and improvement in cost / logistics
- First CAR-T launches from competitors in 2018 reflected initial challenges with access, safety profile, logistics and manufacturing; Celgene's differentiated assets and hematology infrastructure can address many of these issues
- Liso-cel is differentiated from currently approved CD19 CAR-T therapies and bb2121 represents a first-in-class BCMA CAR-T
- BMS will add value to commercial execution of Liso-cel and bb2121 through its proven capabilities in product launch, market access and reimbursement liso-cel (JCAR017)

Potential best-in-class anti-CD19 CAR-T for B-Cell malignancies, with strong efficacy and potential superior safety profile

"The data for JCAR017 in difficult to treat patients ... continue to impress in terms of both efficacy and safety....We believe a differentiated safety profile could be a significant advantage for JCAR17 among CD-19 CAR-T therapies."

– Leerink

bb2121

First-in-class anti-BCMA CAR-T with transformational efficacy and substantial lead in late line Multiple Myeloma

"bb2121 to become the SOC (standard of care) for multiple myeloma patients who are running out of options...we believe bb2121 could represent a multi-billion dollar global opportunity"

– Piper Jaffray

Source: SEC filings, Wall Street research
1. Total sales for cell therapy class per EvaluatePharma

9

Bristol-Myers Squibb

   CLL      Liso-celPotential Best-in-Class anti-CD19 CAR-T for B Cell Malignancies   Broad Clinical Development Plan to Advance into Earlier Lines and Additional Indications        PIVOTAL  PHASE II  PHASE I        TRANSCEND WORLD (Ph II 3L+ R/R EU and Japan; 2L R/R transplant ineligible)     DLBCL  PLATFORM (Ph I/II 3L+ R/R combinations)      ALL  EFFICACYResponse Rate at 6 months  SAFETYCytokine Release Syndrome  Safety profile has supported outpatient administration  ™  ™  ™  ™  Neurotoxicity  ™  ™  U.S. submission expected 2H2019  Data presented to show potential profile of Liso-cel, which is subject to ongoing investigation, within context of other CAR T treatments. Because clinical trials are conducted under widely varying conditions, and CAR T toxicity grading scales differ across studies, adverse reaction rates and response rates observed in CAR T cell therapy clinical trials cannot be directly compared. References: Liso-cel: Efficacy and safety data cut-off May 4, 2018, ASCO 2018 (TRANSCEND NHL-001 Abramson et al); Efficacy (n=37): DLBCL CORE cohort dose level 2 includes - NOS de novo and transformed from FL, ECOG 0-1, high-grade B-cell lymphoma. Safety (n=102): DLBCL full cohort includes - NOS de novo and transformed from any indolent lymphoma, ECOG 0-2. YESCARTA™: Efficacy (n=101): ZUMA-1, ASCO 2017, Neelapu et al. Safety (n=108): YESCARTA Prescribing information. KYMRIAH™: Efficacy (n=93): JULIET, Schuster et al. NEJM, January 2019.  Safety (n=111): KYMRIAH Prescribing Information.   TRANSCEND NHL 001 (Ph I 3L+ R/R)    TRANSCEND CLL 004 (Ph I R/R CLL)    TRANSCEND OUTREACH (Ph II 3L+ R/R community centers)    TRANSFORM (Ph III 2L R/R transplant eligible)    PILOT (Ph II 2L R/R transplant ineligible)       3%  36%  81%  10%  51%  56%  5%  4%    Ped ALL (Ph Ib/II pediatric R/R ALL and NHL)   40%  1  1  2  Strong Efficacy & Potential Superior Safety Profile

   bb2121 Anti-BCMA CAR-T with Transformational Efficacy in Late Line RRMM  Potential U.S. Approval 2H 2020  Standard Treatment Regimens Across Multiple Myeloma (%)  Emerging bb2121 Profile  ORR 69%-82%  ORR 59%-91%  ORR 29% - 59%  ORR 96%  N= 22  Complete Response VGPR PR              PIVOTAL  PHASE II  PHASE I        Phase II studies planned in front-line setting  Phase II study initiated in 2nd line setting  Phase III study in 3rd line+ initiated  Pivotal trial in late line fully accrued  In planning for 2019        KarMMa™2 (MM-002)  KarMMa™3 (MM-003)  KarMMa™ (MM-001)    MULTIPLE MYELOMA          Not for promotional use  bb2121 is being developed by Celgene in partnership with bluebird bio

Celgene Provides a Significantly Expanded Early Stage Pipeline and New Technology Platforms

- Transaction provides BMS with >20 Phase 1 and 2 programs
- New capabilities in cell therapy and protein homeostasis
- Strongest position in BCMA: 5 programs total, first expected BCMA launch product (bb2121), and 3 modalities (CAR-T, TCE, and ADC)
- Early stage pipeline and research capabilities a key focus area of confidential due diligence
- Significantly broadened pipeline enhances sustainability of BMS long-term growth
- Several near-term read-outs from high potential assets among Phase 1/2 portfolio in 2019/2020

High Potential Agents and Pipeline Assets to Watch

JCARH125 (BCMA CAR T)

CAR-T focused on R/R MM

Estimated pivotal study in 2019

bb21217 (BCMA CAR T)

CAR-T focused on R/R MM

Phase I updates in 2019/2020

CC-92480 (CELMoD)

R/R Multiple Myeloma

Estimated pivotal study in 2019

CC-90009 (CELMoD)

CelMod focused on AML

Estimated pivotal study in 2019

CC-93269 (BCMA TCE)

R/R Multiple Myeloma

Estimated pivotal study in 2019

CC-90011 (LSD1 Inhibitor)

Phase I study for solid tumors

CC-220 (CELMoD)

R/R Multiple Myeloma

CC-90002 (CD47 Mab)

Phase I Study targeting NHL

Source: SEC filings

12

Bristol-Myers Squibb

Significant Value Creation Opportunity From Celgene Pipeline

- More than 80% of transaction value supported by currently marketed products and synergies alone
- Value of currently marketed products reflects Revlimid assumptions which are more conservative than those of sell-side analysts
- Implied cost of "Big 5"pipeline highly attractive given 5 late-stage pipeline assets ("Big 5"), >20 Phase 1/2 assets and leading cell therapy and protein homeostasis platforms.
  - Significant value creation expected in excess of cost



Celgene Components of Value
In $Bn
>80% of Transaction Value
$120
$80
$40
–
~$55
>$20
<$15
$90
Currently marketed products
Synergy value
Implied cost of "Big 5", early pipeline and platform. Significant value creation expected
Transaction value(1)

Source: SEC filings
1. Equity purchase price plus net debt

13

Bristol-Myers Squibb

Celgene Provides a 'String-of-Pearls' in One Transaction and at an Attractive Valuation

- Traditional 'string-of-pearls' strategy **difficult, longer to execute and at significant premiums**
- Requires successfully identifying and winning **multiple potentially competitive processes**
- Street estimates for **Celgene pipeline revenue in FY5 (2023) of approximately $5Bn**

Public Biopharma Acquisitions from 2018 to Current (Enterprise Value $2Bn-$20Bn)

Premium to Unaffected



Median: 91%
182%
122%
112%
91%
88%
68%
64%
GSK / Tesaro
Roche / Spark
Sanofi / Ablynx
Celgene / Juno
Novartis / AveXis
Eli Lilly / Loxo
Sanofi / Bioverativ

Implied Enterprise Value / Fiscal Year 5 Revenue Multiple



Median: 9.8x
12.6x
11.3x
11.2x
9.8x
6.5x
5.9x
5.5x
Roche / Spark
Eli Lilly / Loxo
Sanofi / Ablynx
Novartis / AveXis
Celgene / Juno
Sanofi / Bioverativ
GSK / Tesaro

Source: Capital IQ, SEC filings

14

Bristol-Myers Squibb

Analysis Based on Conservative, Risk-Adjusted Projections for Celgene

- Extensive due diligence conducted on Revlimid IP estate
- BMS base commercial assumptions below both Street consensus and Celgene management projections, primarily driven by Revlimid
- BMS evaluated range of scenarios including early-at-risk launch, which remains low probability
- Transaction creates value to BMS shareholders across all scenarios evaluated
- Estimates include pipeline contribution on risk-adjusted basis

2019E – 2023E Celgene Projected Revenue



Revenue, $Bn
$25.0
$22.5
$20.0
$17.5
$15.0
$12.5
2019E
2020E
2021E
2022E
2023E
$17.3
$17.0
$16.8
$19.8
$19.0
$18.9
$22.8
$21.7
$21.6
$23.3
$22.7
$19.9
$22.8
$22.5
$19.5
BMS Projections for Celgene
Celgene Blended Mgmt. Case
Consensus¹

Sources: Capital IQ, SEC filings
1. Capital IQ median as of 01/02/2019

15

Bristol-Myers Squibb

 Significant Near-Term Free Cash Flow Generation  2020E – 2023E Pro Forma BMS + Celgene Cumulative Free Cash Flow  In $Bn  Source: SEC filings  Transaction significantly enhances cash flow generation, enabling rapid deleveraging and providing flexibility for continued business development and return of capital  Pro Forma Credit Profile1  Debt/EBITDA  <1.5x  Debt/EBITDA pro forma for the transaction. All figures are presented on a Non-GAAP basis. These figures are based on numerous assumptions and estimates, including information provided to the Company by Celgene, as adjusted by the Company. The figures were not prepared with a view toward public disclosure, and the inclusion of the figures should not be regarded as an indication that any of the Company, Celgene or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. None of the Company, Celgene or their respective affiliates assumes any responsibility for the accuracy of this information. The non-GAAP measures are not meant to be considered in isolation or as an alternative to the corresponding measures and should be read only in conjunction with our reported results prepared in accordance with GAAP. In addition, the non-GAAP measures may not be the same as or comparable to similar non-GAAP measures presented by other companies due to possible differences in method and in the items being adjusted

~$2.5Bn of Cost Synergies Provide for Over $20Bn in Value

Sources of Synergies

% of Total Synergies


Manufacturing
~10%
R&D
~35%
SG&A
~55%

Overview of Synergies

- Synergies represent **$2.5Bn in sustainable long-term cost savings**
- Represents **~13% of combined company OpEx;** Well within biopharma precedents
- To be **generated from both BMS and Celgene** operations

Sources of Opportunity

- **Commercial efficiencies** in combined Oncology and Immunology & Inflammation franchises
- **Optimizing research** and early-stage portfolio and **reducing overlapping resources**
- **Leveraging BMS biologics capabilities** for new Celgene biologic products

Source: SEC Filings

17

Bristol-Myers Squibb

BMS Equity Issued at Favorable Relative Valuation, Creating Value for BMS Shareholders

BMS / Celgene Natural Exchange Ratio at Two-Year Lows[1]

January 1, 2017 to January 2, 2019


3.0x
2.0x
1.0x
2-year Average
1.8x
1.3x
Jan-17
May-17
Sep-17
Jan-18
May-18
Sep-18
Jan-19

Opportunistic timing given favorable relative valuation of BMS versus Celgene equity

Transaction Enhances BMS's DCF Value per Share[2]


$80
$70
$60
~+10%
Standalone DCF Value / Share
Pro Forma DCF Value / Share

Materially accretive to BMS DCF Value/Share, accounting for BMS share issuance

Source: Capital IQ, SEC Filings
1. Defined as Celgene stock price divided by Bristol-Myers stock price
2. Per Bristol-Myers Financial Advisors, as disclosed in S-4. Midpoint DCF value

18

Bristol-Myers Squibb

 Highly Attractive Purchase Price  Pre-Announcement Celgene Analyst Price Targets Higher than Offer PriceSeptember 3, 2018 to January 2, 2019  6.7x  Celgene NTM P/E 1  Source: Capital IQConsensus estimate; not burdened by stock-based compensationExcludes CVR valueTransaction was withdrawnBased on final publicly announced offer  17.1x  9.9x  Implied P/E based on 1/2/2019 Offer Price2  9.9x NTM P/E paid represents substantial discount to even the lowest relevant precedent multiple (12.8x)  AnnounceDate  Acquiror  Target  NTM P/E  5/8/2018  Takeda  Shire  12.8x  1/11/2016  Shire  Baxalta  21.3x  11/23/20153  Pfizer  Allergan  27.2x  11/17/2014  Actavis  Allergan  27.5x  7/18/20143  AbbVie  Shire  26.0x  5/18/20143, 4  Pfizer  AstraZeneca  21.6x  3/9/2009  Merck  Schering-Plough  14.0x  1/26/2009  Pfizer  Wyeth  13.7x  4/26/2004  Sanofi  Aventis  19.0x  Median        21.3x  $67  Celgene Stock Price  Offer Price as of 1/2/19  Celgene Price Target  $94  $112  $105  $102.42  Celgene NTM P/E Declined Over TimeJanuary 1, 2017 to January 2, 2019  Acquisition Multiple Favorable vs. Precedent Transactions NTM P/E vs. Precedent Transactions

 Combined Company to Grow Revenues in Each Year Through 2025  Pro Forma Revenue are pro forma for the transaction and for 2019 are based on full year contribution for purposes of comparison. These figures are based on numerous assumptions and estimates, including information provided to the Company by Celgene, as adjusted by the Company. The figures were not prepared with a view toward public disclosure, and the inclusion of the figures should not be regarded as an indication that any of the Company, Celgene or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. None of the Company, Celgene or their respective affiliates assumes any responsibility for the accuracy of this information. The non-GAAP measures are not meant to be considered in isolation or as an alternative to the corresponding measures and should be read only in conjunction with our reported results prepared in accordance with GAAP. In addition, the non-GAAP measures may not be the same as or comparable to similar non-GAAP measures presented by other companies due to possible differences in method and in the items being adjusted  Pro Forma Revenue1  Revenue, $Bn  Eliquis growth in Atrial Fibrillation & VTE20+ potential new indications for Opdivo/Yervoy including in adjuvant6 potential launches from late-stage in next two yearsCombined 50 Ph 1/2 Assets to deliver next set of potential medicines  Future Growth Drivers

 Significantly Expanded Earnings Power of Combined Company  Source: SEC filings    BMS Pro Forma Net Income    BMS Standalone Net Income  Transaction more than 40% accretive to EPS in first full yearAccretive to EPS in all years though 2025Significant free cash flow from combination to provide flexibility for future share buybacks to further enhance EPS accretion  2020E – 2023E BMS Projections  Cash Net Income, $Bn

 Celgene Enhances Overall Business Profile of BMS  Meaningfully enhanced product diversification and margin profile  Includes run-rate synergies of $2.5Bn  Top 3 BMS Products as % of Standalone and Pro Forma Revenue  2025E Revenue  Standalone vs. Pro Forma Margins  2018A Non-GAAP Operating Income Margin

 Bristol-Myers Squibb Has a Strong Track Record of Financial and Operational Outperformance

Robust Record of BMS Operating and Financial Performance

- While we are not satisfied with recent share price performance, largely driven by dynamics in first-line lung cancer, the Bristol-Myers Squibb team has generated a track-record of strong operating and financial results over the last five years:
  - Successfully transitioned Company's portfolio through losses of exclusivity (LOEs), with approximately 60% of 2018 sales coming from new products launched during that period
  - Opdivo has been the most successful oncology launch based on the cumulative sales in the first four years and currently has the leading share in most approved indications
  - Eliquis achieved the leading share in the novel anticoagulant market overcoming two prior entrants
  - Significantly improved operating margins by 725 basis points through company operating model transformation
  - Delivered adjusted operating income compounded annual growth rate (CAGR) of 13.1% and adjusted earnings per share CAGR of 16.9%
- BMS is well positioned to integrate, deliver synergies and bring innovative therapies to patients and improve margins

24

Bristol-Myers Squibb

     Diversified Specialty BioPharma  Best of BIOTECH  Best of PHARMA    INNOVATION  Focused and Integrated  The Best PEOPLE helping patients in their fight against serious disease  Bristol-Myers Squibb is a differentiated company, led by our unique BioPharma strategy that leverages the reach and resources of a major pharma company paired with the entrepreneurial spirit and agility of a biotech firm  Our Strategic Foundation

Proven Success in Transitioning Portfolio Over Time

- Management has a proven track record of success in transitioning a mature portfolio and returning to growth
- Beginning in 2011, loss of >$7Bn in sales for the blood thinner Plavix represented one of the largest patent cliffs in history, as defined by % of company sales
- Over 5-year period from 2013 to 2018:
  - BMS grew revenues from $16Bn to $23Bn, despite losing >50% of 2013 sales due to LOEs
  - >$15Bn incremental sales from new products, replacing ~165% of 2013 revenues lost
- Composition of 2018 sales highlights product freshness:
  - **59%** from products launched since 2013[1]
  - **65%** from products launched since 2011



BMS Historical Total Sales ($Bn)
16
16
17
19
21
23
2013
2014
2015
2016
2017
2018
Δ'13-'18:
+$6Bn
+$14Bn
+$2Bn
($9Bn)
Contribution of Sales (%)
7%
17%
77%
13%
20%
67%
24%
21%
55%
43%
21%
36%
54%
22%
24%
65%
21%
14%
2013
2014
2015
2016
2017
2018
Established Brands
Other
Prioritized Brands Launched Since 2011
Other Prioritized Brands

Through solid execution, BMS almost doubled the amount of sales that were lost primarily from loss of exclusivity over the last 5 years

1. Represents combined sales contribution in 2018 of Eliquis, Opdivo and Empliciti

26

Bristol-Myers Squibb

BMS Has Outperformed Peers Across Multiple Metrics Over Last 5 Years

Revenue Growth [1]

% CAGR



9%
6%
3%
0%
+7%
+3%
BMS
Peer Median[3]

Adj. Operating Margin Improvement [1, 2]

Change in bps; 2013 - 2018



900
600
300
0
+725
+355
BMS
Peer Median[3]

Adj. EPS Growth [1]

% CAGR



18%
12%
6%
0%
+17%
+6%
BMS
Peer Median[3]

Sources: Company filings & Capital IQ
1. Metrics shown based on as adjusted reported financials; historical financials not shown pro forma for acquisitions or divestitures
2. Adj. operating income defined as non-GAAP gross profit less SG&A and R&D expenses
3. Peer group defined as AbbVie, Allergan plc, Amgen, AstraZeneca, Biogen, Gilead, GlaxoSmithKline, Johnson & Johnson, Eli Lilly, Merck, Novartis, Novo Nordisk, Pfizer, Roche, Sanofi

27

Bristol-Myers Squibb

 Products sourced through acquisitionof for $1.8Bn    $6.7B     $1.3B     $2.7B     $2.0B   Track Record of Portfolio Development Through Both Internal Investment and Acquisitions  Celgene acquisition is an extension of historical balanced approach to delivering new medicines to patients    INTERNAL    EXTERNAL  2018 Sales:  2018 Sales:    $6.4B   2018 Sales:  Acquired from DuPont in 2001 as a preclinical compound; developed at BMS and partnered with Pfizer  Internally Developed

Commercial Excellence Extends Across Multiple Strategic Objectives Over the Last 5 Years

IMMUNO-ONCOLOGY

- Successfully launched Opdivo
- Despite being 2nd to enter US anti PD-1 market at the end of 2014, established a leading position
- 16 FDA approved indications within 4-years post launch
- >400 global approvals
- $6.7Bn of Opdivo sales in 2018 showing 36% growth

ELIQUIS

- Eliquis 3rd to enter the novel anticoagulant (NOAC) market in 2012
- Able to push to the leading position through solid execution and a differentiated clinical profile
- #1 NOAC
- $6.4Bn of Eliquis sales in 2018 showing 32% growth

COMMITMENT TO MARGIN EXPANSION

- Focus on profitability allowed for margin expansion despite significant number of new launches
- Commercial focus on top brands and key markets
- Focused global manufacturing supply chain
- Streamlined enabling functions

Managed multiple concurrent strategic initiatives to deliver top-line growth and margin expansion resulting in strong EPS growth

29

Bristol-Myers Squibb

   I-O Commercial and Development Success  Top Oncology Products: Cumulative Sales in 4 Years Post Launch  US Sales ($Bn)  Approvals Post-Launch              0  2  4  6  8  10  Opdivo  Avastin  Taxotere  12      14  16  in Yearsin the U.S.  Approvals   16  4  Source: IQVIA NSP $ Sales US only

Despite Competitive Intensity, BMS Continues to Lead in Key Tumors where Opdivo is Approved

6 Approved PD(L)1s with a Combined
43 Indications Across 14 Tumors In ~ 4 years

U.S. Approval	Commercialization	Product
Sep. 2014	MERCK	KEYTRUDA
Dec. 2014	Bristol-Myers Squibb	OPDIVO (nivolumab)
May. 2016	Genentech	TECENTRIQ
Mar. 2017	Pfizer, Merck	BAVENCIO (avelumab)
May. 2017	AstraZeneca	IMFINZI (durvalumab)
Sep. 2018	REGENERON, SANOFI	LIBTAYO (cemiplimab-rwlc)

Ongoing Competitive Execution Strategy:

- Develop launch-like plans to key competitive events
- Leverage analytical capability to quickly assess and pivot in market
- Discipline to stay focused where we are playing

BMS I-O Leadership Across Key Tumors

BMS I-O share includes Opdivo and Yervoy share in combination and/or monotherapy

Tumor	BMS I-O Leadership
LUNG	• 2L Leadership with 28% BMS I-O share • 3L+ SCLC Leadership with 68% BMS I-O share
MELANOMA	• 1L Leadership with 60% BMS I-O share • Adjuvant Leadership with 77% BMS I-O share
RENAL CELL CARCINOMA	• 1L Leadership with 44% BMS I-O share • 2L Leadership with 52% BMS I-O share
HEAD & NECK	• Post platinum 18% BMS I-O share
2L HEPATOCELLULAR CARCINOMA	• 2L Leadership with 57% BMS I-O share

BMS Share Source: BMS Share Source: AlRxShare Jan-19 (8WRA for NSCLC, 13WRA for all other tumors); SCLC 3L+ share is for the month of Dec-18. CRC, HL, Bladder and stage III unresectable NSCLC shares are not available to BMS; Overlapping approvals with Opdivo (total 16 indications across 9 tumors): Keytruda approvals in: Adjuvant and Metastatic Melanoma, 2L Lung, PP H&N, 2L HCC. Tecentriq approvals in: 2L Lung

31

Bristol-Myers Squibb

 Eliquis Annual Sales  $Bn; 2013 - 2018  5 Year CAGR: +113%  +430%  +140%  +80%  +46%  +32%  Annual Growth:    #1 NOAC(Mar’15)  #1 OAC(Feb’16)  Evolution of OAC Market Share in Atrial Fibrillation (AF)1  January 2013 – September 2018  Chart represents New-to-Brand (Naïve+Switch) Rxs (NBRx). Eliquis, Xarelto, Pradaxa and Warfarin factored for AF. Savyasa represents all approved indications. Pradxa 110 mg not captured in NBRx. Source: IMS-NP MD (Custom). Retail Only  Excellent Commercial Execution & Differentiated Clinical Profile Have Driven Eliquis to Become #1 NOAC Globally  Eliquis was the 3rd product to enter the novel anticoagulant (NOAC) market in 2012Despite 3rd to market entry, effective execution capitalizing on superior clinical profile has driven leadershipDual benefit of higher efficacy and lower bleeding rates Generated >$6Bn sales in 2018 and currently represents:#1 NOAC Worldwide#1 Oral Anticoagulant (OAC) in major markets#1 US Prescribed CV Branded MedicineSales results have exceeded or achieved consensus estimates in 19 of 24 quarters since 1Q 2013 (79%)Strong account management across hospitals, cardiology, PCPs, networksIndustry leading use of Real-World Data  59%  24%  23%  3%  <1%

Commitment to Margin Expansion With Ongoing Operating Model Transformation

- Company operating model transformation progress continues – originally announced 3Q 2016
- Significant operational changes have been successfully implemented while continuing to maintain favorable R&D productivity metrics and beating internal and external commercial performance expectations
- Efficiencies and redeployment of resources have enabled up-investments in key value-driving areas
  - Up-investments across R&D to expand Oncology portfolio (e.g., Opdivo life cycle management and next-generation compounds) and business development in areas such as Translational Medicine and Digital Health
- Revenues have continued to grow at a strong rate, despite slowdown in OpEx growth
  - 2016-2018 revenue compound annual growth rate (CAGR) of ~8% vs OpEx CAGR of ~1%
- Company has achieved ~$1.4Bn increase in adjusted operating income over 2-year period since 2016
  - $1.6Bn increase in gross margin from portfolio growth and sourcing optimization
  - Execution of transformation targets with net reduction in MS&A (-$0.4Bn) allowing for redeployment in R&D (+$0.7Bn)
- Recently announced divestiture of UPSA consumer health will further simplify company structure and improve margins

33

Bristol-Myers Squibb

   Net Sales, $Bn  Strong Track Record of Financial Results…  $16.4  $15.9  $16.6  $19.4  $20.8  $22.6  CAGR6.6%  Adj. Operating Income1, $Bn  CAGR13.1%  Adj. Operating Margin1 %  Adj. EPS  +725bps  21.1%  21.8%  23.4%  25.9%  25.0%  28.3%  $3.5  $3.5  $3.9  $5.0  $5.2  $6.4  $1.82  $1.85  $2.01  $2.83  $3.01  $3.98  CAGR16.9%  Source: Company FilingsDefined as non-GAAP gross profit less SG&A and R&D expenses

...With a High Degree of Execution Consistency...

Sales Have Beat or Met Consensus Expectations in 88% of Quarters Since the Beginning of 2013 (21/24 Quarters)[1]

Quarterly Sales ($Bn): 1Q 2013 – 4Q 2018

	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15
Sales	3.8	4.0	4.1	4.4	3.8	3.9	3.9	4.3	4.0	4.2	4.1	4.3
Actual vs Consensus:	(1%)	+0%	+2%	+3%	(2%)	+0%	+3%	+5%	+7%	+12%	+6%	+4%
Beat/Meet[1]:	✗	✓	✓	✓	✗	✓	✓	✓	✓	✓	✓	✓

	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18
Sales	4.4	4.9	4.9	5.2	4.9	5.1	5.3	5.4	5.2	5.7	5.7	6.0
Actual vs Consensus:	+3%	+5%	+3%	+2%	+4%	+1%	+2%	+2%	(1%)	+4%	0%	0%
Beat/Meet[1]:	✓	✓	✓	✓	✓	✓	✓	✓	✗	✓	✓	✓

Adjusted EPS Results Have Beat or Met Consensus Expectations in 92% of Quarters Since the Beginning of 2013 (22/24 Quarters)[1]

Quarterly EPS ($ / share): 1Q 2013 – 4Q 2018

	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15
EPS	$0.41	$0.44	$0.46	$0.51	$0.46	$0.48	$0.45	$0.46	$0.71	$0.53	$0.39	$0.38
Actual vs Consensus:	+0%	+0%	+5%	+19%	+5%	+9%	+7%	+12%	+42%	+47%	+11%	+36%
Beat/Meet[1]:	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18
EPS	$0.74	$0.69	$0.77	$0.63	$0.84	$0.74	$0.75	$0.68	$0.94	$1.01	$1.09	$0.94
Actual vs Consensus:	+14%	+3%	+18%	(6%)	+14%	+1%	(3%)	+1%	+12%	+16%	+19%	+12%
Beat/Meet[1]:	✓	✓	✓	✗	✓	✓	✗	✓	✓	✓	✓	✓

From both an internal and external perspective, BMS has successfully met or exceeded top-line and EPS guidance & estimates on an annual basis in each year since 2013

Sources: Thomson, Company Filings
1. Beat/Meet in a given quarter defined as actual results greater than or equal to Thomson consensus median estimates

35

Bristol-Myers Squibb

 Immuno-Oncology (Opdivo + Yervoy) Quarterly Sales Since the Beginning of 2013  Quarterly Sales ($Bn); 1Q 2013 – 4Q 2018  Eliquis Quarterly Sales Since the Beginning of 2013  Quarterly Sales ($Bn); 1Q 2013 – 4Q 2018  Y-o-Y Growth:  Y-o-Y Growth:  Source: Company Filings  …And Sustained Growth in Key Global Franchises

 The Board and Management Team Conducted a Robust Process and Diligence and Are Committed to a Successful Integration

Acquisition is the Result of a Thorough and Comprehensive Process

- BMS has a regular process to actively evaluate strategic opportunities to create long-term value for shareholders
  - Prioritized more than 20 opportunities in early 2018, and narrowed down over time to focus on the 7 best opportunities
  - Opportunities included 'string-of-pearls' strategies as well as other large transformative transactions
  - Extensive involvement of Board of Directors, with the assistance of multiple outside advisors
  - Celgene was identified as the most attractive option in September 2018
- BMS performed extensive due diligence based on 6 month deep dive analysis and weeks of reviewing confidential information
  - Substantial knowledge of Celgene based on prior interactions and regular tracking of fundamental developments
  - Deep dive analysis utilized multiple market models, financial forecasts and sensitivities for key assets
  - Thorough assessment of ongoing challenges to IP estate with external expert advisors
  - Evaluated risks and opportunities for late-stage clinical and early pipeline programs
  - Thorough confidential diligence under NDA, including extensive diligence on pipeline and IP estate, and detailed evaluation of Celgene assets and capabilities
  - Extensive discussions with Celgene regarding the ongoing litigations and potential outcomes enabled BMS to develop a fully-informed forecast for Revlimid
- Final transaction terms were the result of careful consideration of diligence findings
  - CVR utilized to mitigate risk of approval for liso-cel (JCAR017), bb2121 and ozanimod
- BMS is focused and committed to a successful integration
  - Complementary nature of businesses
  - Strong team in place to manage integration
  - Rigorous planning approach

38

Bristol-Myers Squibb

The Celgene Acquisition Resulted From a Robust Strategic Review

The Board held eight meetings between June 2018 and January 2019 to discuss the merits of the Celgene opportunity

Alternatives Considered		Early / Mid-2018	June 2018	Sept 2018	Oct/Nov 2018	Nov/Dec 2018	Jan 2019
• Considered 'string-of-pearls' and transformational strategic M&A opportunities	→	77 biopharma opportunities identified; 22 prioritized for assessment based on strategic fit	7 companies prioritized for deep dive analysis based on additional financial and strategic criteria Included both transformational and 'string-of-pearls'	Celgene identified as lead opportunity based on strategic and financial criteria Continued assessment of 'string-of-pearls' opportunities as an alternative	Continued deep fundamental assessment of Celgene based on public information	Followed by rigorous confidential due diligence process	BoD approval and announcement
• Parallel assessment of asset swaps and joint ventures with peer companies	→	Identified 6 franchise options, but of limited strategic and financial impact					

Given the scarcity of attractive biotech opportunities, high premiums paid in bolt-on acquisitions, a longer timeline, and the likelihood of competitive auctions that reduce the probability of prevailing, BMS determined that acquiring Celgene's Big-5 late-stage pipeline, plus its 22 Phase 1 and 2 clinical programs would represent a bundled 'string-of-pearls' that in totality offers a greater value creation opportunity than other strategic alternatives

39

Bristol-Myers Squibb

Robust Diligence Process on Celgene Opportunity

Deep Dive Analysis
(June – Late November)

- Work led by ~25 BMS senior leaders and their teams across functional areas and supported by subject matter experts and financial and legal advisors
- Conducted assessment of markets and drivers of key assets and indications based on competitive intel, primary research, etc.
- Deep dive reviews of multiple market models and financial forecasts, including deep IP assessment with external experts
- Developed forecast and leverage sensitivities / scenarios to assess value creation opportunities and potential risks
- Assessed Celgene capabilities and infrastructure
- Preliminary synergy estimates in line with precedent transactions
- Identified key questions to be assessed in confidential diligence

Confidential Due Diligence
(Late November - January)

- Team expanded to ~40 BMS senior leaders and their teams, in addition to expert consultants, financial and legal advisors
- Evaluated Celgene assets and capabilities in comparison to prior deep dive analysis
- Confidential assessment of pipeline opportunities and risks, including ozanimod regulatory interactions, CAR-T data and manufacturing capabilities, and research and early development programs
- Full review of ongoing IP litigation, and other legal reviews
- Extensive document exchange and review in data room
- In-person and telephonic due diligence meetings across senior leadership and subject matter experts representing all functional areas
- Characterized and validated potential synergies, identified key risks and mitigation strategies

40

Bristol-Myers Squibb

Revlimid IP Was a Key Focus of Due Diligence

- BMS and its legal advisors conducted an extensive review of the entire Revlimid patent estate
- Received access to this non-public information prior to the beginning of other confidential diligence
- Reviewed the non-public, unredacted Natco agreement
- Extensive discussions with Celgene regarding the ongoing litigations and potential outcomes
- Developed multiple scenarios based on litigation, IPR and settlement process
- Consequently, forecasts for Revlimid are fully informed based on information not available to the public
- While the outcomes are uncertain, believe that the outlier scenarios are unlikely
- As communicated previously, the base model on Revlimid sales and generic entry is more conservative than consensus

On February 11, 2019, the USPTO denied requests by Dr. Reddy's Laboratories to institute inter partes reviews of Celgene's Revlimid MDS patents

41

Bristol-Myers Squibb

 Post-NDA Diligence Process Consistent With Precedent Transactions  NDA Signed  IP Diligence Begins  Management Presentation  11/23/18  41 days prior to announcement  11/28/18  36 days prior to announcement  12/13/18  21 days prior to announcement    All Completed Acquisitions of Public Biopharma Companies Over $40B in the Last 10 Years  +  +  Source: Company filings  4/22/18: NDA signed (16 days prior to announcement)4/24/18: Shire issues press release stating it has agreed to engage in discussions / due diligence based on revised Takeda offer5/8/18: Announcement date  1/15/09: NDA signed (53 days prior to announcement)2/22/09: In the days that followed, companies began due diligence3/9/09: Announcement date  1/16/09: NDA signed / due diligence initiated1/26/09: Announcement date    +  +  +  11/5/14: NDA signed / due diligence initiated11/17/14: Announcement date  14 days of due diligence  12 days of due diligence  15 days of due diligence  10 days of due diligence

BMS is Focused and Committed to a Successful Integration

- Complementary nature of businesses
  - Not a traditional big pharma, high-overlap deal
- Strong team in place to manage integration
  - Top priority of leadership
  - Full-time integration leads appointed for each company and for each functional area
  - Experienced executives and external advisors
  - Cross functional teams
- Rigorous planning approach
  - Manage risks and interdependencies
  - Maintain business continuity
  - Retain critical talent and capabilities
  - Informed by comprehensive diligence

Integration Team

	BMS	Celgene
Executive Leads	Charles Bancroft	Joseph Hand

Integration Business Units & Enabling Functions

- R&D
- GPS
- Commercial
- HR
- Finance
- IT
- Procurement
- Site Optimization
- Strat / BD / Alliance Mgmt
- BI&A
- Legal / Compliance
- Corporate Affairs

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Complementary Organizations – Streamlined Integration Process

	BMS	Celgene	Commentary
Key Therapeutic Areas	• Oncology (IO / Solid Tumors) • Immunoscience • Fibrosis • Cardiovascular	• Oncology (Hematology) • Inflammation & Immunology	• Complementary leadership in oncology • Bolsters position in immunology
Main US Location / HQ	New Jersey[1]	New Jersey	• Geographic proximity
Number of Employees	21,800[2]	8,852	• Lean employee base from each company
R&D Hubs	3	5	• Proximity of key R&D hubs • Overlap in NJ, Cambridge, and San Francisco
Manufacturing Footprint	6[3]	4[4]	• Integration of lean manufacturing infrastructure

Alignment of Core Values: Creating Innovative Medicines | Scientific Excellence | Patient-Centric | Integrity | Transparency | Diversity

Source: Company filings and websites
1. BMS's principal executive office per SEC filings is New York, NY
2. Pro forma for divestiture of 1,500 USPA employees; BMS reported 23,300 employees in its 2018 10K
3. Pro forma for divestiture of UPSA
4. Excludes 2 cell therapy processing plants

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 Director  Director Since  Experience  Giovanni Caforio, M.D.  2014  Chairman of the Board and Chief Executive Officer, Bristol-Myers Squibb   Vicki L. Sato, Ph.D.  2006  Lead Independent Director, Bristol-Myers Squibb; Independent Chairman of the Board, Denali Therapeutics; Former Professor of Management Practice and Molecular and Cell Biology at Harvard University  Peter J. Arduini  2016  President and Chief Executive Officer, Integra LifeSciences Holdings Corporation  Robert J. Bertolini  2017  Former President and Chief Financial Officer, Bausch & Lomb; Former Chief Financial Officer, Schering-Plough  Matthew W. Emmens  2017  Former Chief Executive Officer and Chairman of the Board, Shire; Former President, Chief Executive Officer and Chairman, Vertex Pharmaceuticals; Former Chief Executive Officer, Astra Merck  Michael Grobstein  2007  Former Vice Chairman, Ernst & Young LLP  Alan J. Lacy  2008  Trustee, Fidelity Funds; Former Chairman, Dave & Buster’s Entertainment   Dinesh C. Paliwal  2013  President and Chief Executive Officer, Harman International  Theodore R. Samuels  2017  Former President, Capital Guardian Trust Company  Gerald L. Storch  2012  Chief Executive Officer, Storch Advisors; Former Vice Chairman, Target; Former Chairman and Chief Executive Officer, Toys “R” Us; Former Principal, McKinsey & Company  Karen H. Vousden, Ph.D.  2018  Chief Scientist, Cancer Research UK; Former Chief Executive Officer, Beatson Institute for Cancer Research  Bristol-Myers Squibb Board of Directors  Highly Experienced, Independent Board  10 of 11 directors are independent and 5 new independent directors added in last 3 years

Board and Governance – Relevant Experience and Accountability

Director Skills and Experience



Healthcare
8
Science / Technology / Innovation
6
Sales & Marketing
6
Risk Management
9
Financial
9
International
10
Academia/Non-Profit
2
Public Company CEO/CFO
6

Corporate Governance Highlights

- 10 / 11 directors independent (91%)
- Strong Lead Independent Director with robust responsibilities and oversight
- 5 new independent directors added in the past 3 years[1]
- Average tenure of 5.5 years vs. S&P average tenure of 8.1 years
- Annually elected directors
- Adopted proxy access

Source: Company filings, 2018 Spencer Stuart Board Index
1. Nominated three directors following discussions with JANA Partners in 2017

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